EXHIBIT 99.3

2006
ANNUAL
REPORT

FRESH THINKING ON PAPER

ASSET CARE PROGRAM
2,000,000 tonnes a year
FRESH THINKERS
Solidly positioned
B.C.
WOOD CHIPS
POWELL RIVER
VANCOUVER
PORT ALBERNI
CROFTON
Directory
HEAD BOX
pulp logs
sawdust
recycled
Thermomechanical pulp
PAPER
RE-CYCLED NEWSPRINT
LWC
Kraft
CATALYST
Pulp.

Catalyst

2006 ANNUAL REPORT FRESH THINKING ON PAPER

Net earnings in millions EBITDA in millions Sales in millions Operating earnings in millions
Catalyst Paper Corporation is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

1	Highlights
2	President’s message
5	Management’s discussion and analysis
60	Consolidated financial statements
105	Supplementary information
110	Corporate information
For more information on Catalyst’s products, mills and governance visit www.catalystpaper.com/aboutus

2006  Annual report   1
Highlights
FOCUS ON
FUNDAMENTALS
In 2006, Catalyst Paper continued to focus on fundamentals — controlling costs, growing its specialty papers business and investing in projects that enhance revenue and support performance improvement.
Production capacity
1 Specialty Papers 47% 2 Newsprint 26% 3 Pulp 27%
2006 geographic sales distribution
1 United States 52% 2 Asia & Australasia 20% 3 Canada 11% 4 Latin America 9% 5 Europe & Other 8%

Financials	06	05	04

(In millions of dollars, except where otherwise stated)
Sales	$1,882.5	$1,823.9	$1,878.2
EBITDA [1]	211.0	155.2	152.8
Operating earnings (loss)	3.9	(25.1)	(31.3)
Net earnings (loss)	(15.9)	(25.6)	(28.6)
Cash flows provided by operations	161.4	93.0	64.5
Long-term debt	854.5	861.9	823.6
Total assets	2,637.7	2,695.9	2,745.9
Capital expenditures	93.2	95.2	68.0
Performance improvements	74.0	84.0	103.0
Average spot foreign exchange rate C$/US$ [2]	1.134	1.212	1.302
Period-end spot foreign exchange rate C$/US$ [3]	1.165	1.166	1.204

Operations	06	05	04

Production [4]
Specialty papers	984	949	1,000
Newsprint	704	700	758
Pulp	624	591	544
Safety
Medical incident rate [5]	3.62	3.06	3.43
Lost-time injury frequency [6]	1.39	1.15	1.15
Number of employees	3,496	3,781	3,806
Greenhouse gas emissions [7]	415	398	459

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section in the Management’s Discussion and Analysis for further details.

2	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

3	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

4	Thousands of tonnes.

5	Number of medical incidents per 200,000 hours worked.

6	Number of lost-time injuries per 200,000 hours worked.

7	Thousands of tonnes CO2e/year.

2   Catalyst Paper Corporation
President’s message
TO OUR
SHAREHOLDERS
Catalyst Paper recorded improved operating earnings in 2006 on the strength of increased production efficiency, firm cost control and higher product prices and sales volumes.
Our performance improvement program proved its worth in 2006, exceeding its $70-million goal to capture $74 million in year-over-year EBITDA improvements.
It was also a transformative year for Catalyst as we shut uncompetitive assets, and saw one major shareholder exit and another enter with new members joining the board of directors.
Total production and shipments reached a new peak and machine efficiency improved. Higher product prices also supported increased revenues. Yet for the fourth year in a row the strong Canadian dollar diminished our results and we faced rising prices for key inputs like fossil fuels and electricity. Fibre supply and cost was also negatively impacted by severe weather events during the fourth quarter.
Net loss for the year was $15.9 million or $0.07 per common share on sales of $1,882.5 million. This compares to a net loss of $25.6 million or $0.12 per common share in 2005 on sales of $1,823.9 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $211.0 million in 2006, up from $155.2 million in 2005 and the highest level the company has achieved since 2000.
Performance improvement
Our performance improvement program proved its worth for the fifth consecutive year. In 2006, the program exceeded its $70-million target by six per cent to capture $74 million in improvements.
The largest gains, some $20 million, were made by improving productivity through better asset reliability and boosting machine speed and efficiency. Optimizing fibre supply and improving energy efficiency through reduced steam use and an optimized fuel mix also contributed strongly, as did our sales and marketing team’s work in grade development and product optimization.
The company will continue to focus on performance improvements; while details of the program for 2007 are in development, much will revolve around productivity enhancement through workplace efficiency and manning initiatives.
Markets
Pulp was a bright spot in 2006, with gains made equally through higher prices and reduced manufacturing costs. Demand was strong and pulp prices reached their highest level since 1995.
Demand for most of our other products was also good. Prices for lightweight coated paper fell slightly over the year, while prices for uncoated mechanical grades were stable. Average benchmark prices for directory paper rose 6.8 per cent on strong demand.

2006  Annual report   3

Russell J. Horner
President and Chief Executive Officer
Newsprint demand and consumption in the US were weak, yet benchmark prices rose 8.2 per cent due to cost pressures and the strong Canadian dollar. Containerboard demand was steady, with average white-top linerboard benchmark prices rising 10.7 per cent.
Major developments
Catalyst’s operational achievements in 2006 took place against a backdrop of change:
•	During the first quarter of 2006, the company permanently closed the Port Alberni mill’s No. 3 paper machine, which had been idled since February 2005. The closure removed 140,000 tonnes of newsprint capacity.

•	In February, Norske Skogindustrier ASA (Norske Skog) sold its 29.4 per cent shareholding in the company. Concurrently, the three directors from Norske Skog resigned from the board of directors, Keith Purchase was named chairman and three new directors — Mark Dodson, David Unruh and Brian Kenning — joined the board. Michel Desbiens was appointed to the board several weeks later.

•	In the third quarter, the company announced it was idling Port Alberni’s groundwood pulp facility and replacing the high-cost groundwood pulp with recycled fibre from our Paper Recycling Division. The groundwood facility has now been shut permanently.

•	In October, Third Avenue Management increased its holdings in the company to 37.97 per cent.

•	In December, the company appointed four new members — Benjamin Duster IV, Neal P. Goldman, Jeffrey Marshall and Amit Wadhwaney — to its board of directors at Third Avenue Management’s request and accepted the resignations of directors Alice Laberge and Mark Dodson.
Executive transitions
The changes continued in early 2007. On January 15, I submitted my resignation as president and chief executive officer, exercising my option under a change-of-control agreement with the company. Vice-president, finance and chief financial officer Ralph Leverton also submitted his resignation under a similar agreement.
This will therefore be my last letter to shareholders, and I will leave it to my successor to articulate the company’s strategy for 2007 and subsequent years.
The recent changes in board and ownership structure make this an appropriate time to make a transition in executive leadership. It has been my privilege to lead this company, and I remain confident Catalyst will play a key role as our industry continues its journey toward recovery.

Russell J. Horner
President and Chief Executive Officer
February 13, 2007

4   Catalyst Paper Corporation
Management’s discussion and analysis

2006  Annual report   5
Management’s discussion and analysis
The following management discussion and analysis (“MD&A”) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2006, 2005, and 2004, and the notes thereto.
Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, therefore the measure as calculated by Catalyst Paper Corporation (“the Company”) might not be comparable to similarly titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operational performance, and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).
In accordance with industry practice, the term “ton” or the symbol “ST” in this MD&A refers to a short ton, which is an imperial unit of measurement equal to 0.9072 metric tonnes, and the term “tonne” or the symbol “MT” refers to a metric tonne.
In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
The information in this report is as at February 13, 2007. Disclosure contained in this document is current to that date, unless otherwise stated.
Cautionary statement regarding forward-looking statements

This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the United States (“U.S.”). Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the Company’s ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in section 13 of this MD&A under the heading “Risks and Uncertainties”. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.
Management’s discussion and analysis

6   Catalyst Paper Corporation
1   CORPORATE OVERVIEW AND HIGHLIGHTS
Overview of the business

The Company is the fourth largest North America-based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of coated and uncoated specialty papers and newsprint and the only producer of lightweight coated paper on the West Coast of North America. The Company is the largest producer of directory paper in the world by capacity and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers around the world. The 2006 geographic sales distribution can be found at the end of this section.
The Company’s business includes printing papers and market pulp, operating in three business segments:
Specialty papers
The specialty papers segment consists of soft-calendered (“SC”) and machine-finished (“MF”) hi-brite uncoated, lightweight coated (“LWC”) and directory paper grades. These groundwood specialty paper grades are manufactured on 101 paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River. The specialty papers business segment has a total production capacity of 1,100,000 tonnes.
Specialty paper represents the Company’s largest business segment, generating approximately 49% of 2006 consolidated sales revenue. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2006, approximately 94% of specialty paper sales volumes were with customers in North America. Specialty papers are shipped by ship, barge, rail or truck or by a combination of some or all of these transportation modes.
Newsprint
Newsprint is currently produced on five1 paper machines at Crofton, Elk Falls and Powell River. The newsprint segment has a total annual production capacity of 617,000 tonnes. During the first quarter (“Q1”) of 2006, the Company permanently closed its Port Alberni No. 3 (“A3”) paper machine, representing 140,000 tonnes of equivalent newsprint production capacity.
Newsprint sales represented approximately 28% of 2006 consolidated sales revenue. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and in Asia. In 2006, approximately 85% of newsprint sales volumes were with customers in North America and Asia. Newsprint is shipped overseas by deep-sea vessel and inland by ship, barge, rail or truck or a combination of some or all of these modes.

1	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.
Management’s discussion and analysis

2006  Annual report   7
Pulp
The pulp segment includes sawdust-based pulp and containerboard (formerly referred to as “kraft paper”) manufactured at the Elk Falls mill, and northern bleached softwood kraft (“NBSK”) pulp manufactured at the Crofton mill. The segment has a total market production capacity of 638,000 tonnes.
Pulp and containerboard sales represented approximately 23% of 2006 consolidated sales revenue. The pulp customer base is located primarily in Asia and Europe and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. The containerboard customer base consists primarily of corrugated box manufacturers. Pulp and containerboard products are sold primarily through sales and marketing personnel in Canada, and through a network of agents in locations throughout the world. In 2006, approximately 77% of pulp and containerboard sales volumes were with customers in Europe, Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and containerboard are shipped by both break-bulk and container deep-sea vessels.
The Company also has the largest paper recycling operation in Western Canada. Operated in support of its business segments, the recycling facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally. After a project planned for mid-2007 is completed, this facility will increase production capacity to 160,000 air-dried equivalent tonnes of pulp per year.
The chart below illustrates the Company’s principal paper and pulp products, applications, and annual 2007 capacity.
Product profile

	Specialty paper grades				Newsprint	Pulp
Uncoated papers
	Soft-	Machine-	Coated			Container-	Market
Category	calendered	finished	paper	Directory	Newsprint	board	pulp

Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromiumliner Bronzeliner	Elk Prime Crofton Kraft

Basis weight (g/m2)	36.6 — 52	45 — 66.5	44.4 — 63.6	28 — 40	43 — 48.8	127 — 250	n/a

Applications	magazines, supplements, catalogues, inserts, flyers, directories	magazines, supplements, inserts, flyers, direct mail, PR and corporate communication books/manuals	magazines, catalogues, inserts, flyers, direct mail	telephone books, airline schedules, catalogues	newspapers, inserts, flyers, supplements, directories, timetables	packaging applications	tissue, freesheet, specialty papers, white-top linerboard

Capacity (tonnes)	531,000 [1]		231,000	338,000 [1]	617,000 [1]	127,000	511,000 [2]

% of total capacity	23%		10%	14%	26%	5%	22%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2	Market tonnes.
Management’s discussion and analysis

8   Catalyst Paper Corporation
The Company’s products are sold on five continents. The North American market, which accounts for 63% of sales, continues to be the Company’s principal market, followed by Asia and Australasia, Europe and Latin America. The consolidated sales volume distribution for 2006 was as follows:
2006 geographic sales distribution
1 United States 52% 2 Asia & Australasia 20% 3 Canada 11% 4 Latin America 9% 5 Europe & Other 8%
2006 annual overview

The Company delivered improved operational performance in 2006, recording operating earnings of $3.9 million despite the strength of the Canadian dollar against the U.S. dollar. This compares to an operating loss of $25.1 million in 2005.
The Company improved operational performance in 2006 by focusing on machine efficiency, asset care, product quality and sharing cross-mill best practices. By making high-return investments through its Performance Improvement Program, the Company improved asset efficiency, which resulted in a significant increase in the Company’s production volume, and an overall improvement in machine efficiency of 3%, compared to 2005. Tight supply chain management and optimizing the mix of major inputs also helped control costs.
The steady U.S. economy, particularly retail sales, resulted in higher prices for most paper products. The Company’s improved operating results in 2006 were also supported both by strong pulp prices, which hit their highest level since 1995, and reduced pulp costs. The Company’s performance improvement initiatives exceeded expectations, but rising fibre prices and the strong Canadian dollar kept the Company from delivering a better financial performance in 2006.
In 2006, the Company and the industry in which it operates continued to experience an environment of rising input costs, most notably increasing energy and fibre costs. The Company benefits from relatively low fibre and electricity costs due to the location of its production facilities. In addition, the Company’s ability to use lower-priced energy alternatives helps mitigate rising prices. Nonetheless, the Company’s fibre costs increased late in the year due to regional supply limitations and their impact on market prices. Fibre supplies were constrained by curtailed sawmill activity and harsh West Coast weather conditions throughout the year.
The majority of the Company’s sales are denominated in U.S. dollars. As a result, the strengthening Canadian dollar had a significant negative impact on the Company’s earnings for the fourth consecutive year. The average spot rate for 2006 was CDN$1.134 compared to CDN$1.212 for 2005 and CDN$1.302 for 2004. The “Sensitivity Analysis” section provides further details on the Company’s sensitivity to fluctuations in foreign exchange.
Management’s discussion and analysis

2006  Annual report   9
The chart below illustrates the movement of the CDN$/US$ spot rate over the past five years.
CDN$/US$ average noon spot rate
(Source: Bank of Canada noon spot rate)
The Company’s 2006 Performance Improvement Program exceeded its goal of $70 million by 6% realizing $74 million in year-over-year EBITDA improvements. A discussion of the 2006 Performance Improvement Program’s results is provided under “Progress on 2006 Strategic Initiatives” in the “Strategy” section.
Market conditions for the Company’s products were mixed in 2006, despite the positive effect of the steady U.S. economy.
Coated mechanical demand was essentially flat for the year due to weak magazine and catalogue demand. Coated mechanical demand strengthened in the second half of the year, but only enough to offset the weakness in the first half of 2006. Flat demand and high mill inventories led to weak LWC prices for most of the year. The average LWC benchmark price decreased 1.3% in 2006, compared to 2005.
Uncoated mechanical demand remained stable for most grades in 2006. Demand for high-gloss grades was down due to grade switching resulting from supply disruptions. Pricing remained firm during the year, increasing at the beginning of the third quarter (“Q3”) of 2006 before falling slightly at the end of the year. Overall, the average soft-calendered A grade (“SC-A”) benchmark price increased 2.5% over the previous year.
Directory demand was strong in 2006 due to the increase in large publisher and independent books printed. The average benchmark price was up 6.8% over 2005.
Newsprint demand and U.S. consumption were weak during 2006, but benchmark prices were up due to cost pressures and the strong Canadian dollar. The average newsprint benchmark price increased 8.2% over 2005, but decreased 1.4% in the fourth quarter (“Q4”) of 2006 from the preceding quarter.
Pulp demand was strong and NBSK supply continued to decline because of the closure of several uncompetitive North American mills. The combination of strong demand and tight supply resulted in prices increasing to their highest level since 1995. The average Northern Europe benchmark price in 2006 increased 11.6% over 2005, and increased 2.8% in Q4, 2006 over the preceding quarter.
Containerboard demand was steady in 2006 because of strong U.S. box shipments, which were driven by steady demand for non-durable goods and processed foods, and low mill and box inventories in the first half of 2006. The steady demand led to the average white-top linerboard benchmark price increasing 10.7% in 2006, compared to 2005.
Management’s discussion and analysis

10   Catalyst Paper Corporation
Effective February 16, 2006, Norske Skogindustrier ASA (“Norske Skog”) sold its 29.4% shareholding in the Company. Concurrently, the three directors from Norske Skog resigned from the Company’s board of directors. Norske Skog had not been involved in the management of the Company since 2001, and the shareholder transaction has not affected the Company’s operations or its current distribution agreement with Norske Skog in Asia. The Company did not receive any proceeds related to this transaction.
During Q1, 2006, the Company permanently closed its Port Alberni A3 paper machine, which had been indefinitely idled since February 2005. The permanent closure has been assumed to be effective January 1, 2006, and accordingly, 140,000 tonnes of previously idled equivalent newsprint capacity has been removed from the Company’s total capacity. The permanent closure resulted in a $19.1 million impairment loss in 2006, of which $1.5 million was recorded in Q4 upon completion of a detailed review of the assets. The impairment losses were recorded in the newsprint segment in amortization expense.
During Q3, 2006, the Company announced the temporary idling of its Port Alberni groundwood pulp mill, effective September 30, 2006, and the replacement of high-cost groundwood pulp with recycled fibre. In Q4, 2006, the Company determined that this closure was permanent due to the successful transition to recycled fibre and wrote off approximately $0.8 million of ancillary assets to cost of sales in the specialty segment in Q4.
The Company also recorded an additional $4.3 million of impairment losses in Q4 on assets that had been previously idled because the Company determined that these assets would not be brought back into service. The impairment losses were recorded in amortization expense, $0.5 million in the specialty segment and $3.8 million in the pulp segment, respectively. More details on these impairment losses are provided in the “Critical Accounting Policies and Estimates” section.
On October 23, 2006, Third Avenue Management, LLC (“TAM”) increased its holdings in the Company on behalf of certain client accounts to 37.97%. On December 1, 2006, the Company appointed four new directors to its board of directors at TAM’s request and accepted the resignations of two directors.
On January 15, 2007, the Company’s board of directors accepted the resignations of President and Chief Executive Officer Russell J. Horner and Vice-President, Finance and Chief Financial Officer Ralph Leverton, both of whom elected to exercise their rights under change-of-control agreements.
Management’s discussion and analysis

2006  Annual report   11
2006 highlights

•	Realized a $74 million improvement in year-over-year EBITDA as a result of the Company’s 2006 Performance Improvement Program.

•	Achieved significant improvements in production levels, compared to 2005, by increasing machine speed and efficiency, focusing on asset reliability and product quality and sharing best practices across mills.

•	Set sales volume records for pulp, containerboard, and total pulp and paper (500,900 tonnes, 125,300 tonnes and 2,315,500 tonnes, respectively).

•	Achieved highest EBITDA since 2000.

•	Reduced the use of high-cost kraft pulp in paper production to the lowest level in the Company’s history in 2005 and sustained low kraft levels in 2006.

•	Formed a joint venture company with the Tla’Amin First Nation and the City of Powell River to allow its partners to develop surplus mill land around the Company’s Powell River Division.

•	Registered Crofton paper and pulp mill to the PricewaterhouseCoopers (“PwC”) certified chain-of-custody standard, the last of the Company’s mills to be registered, and achieved Forest Stewardship Council chain-of-custody certification for the de-inked pulp produced by the Paper Recycling Division.

•	Received third-party recognition through the BC Export Award in the primary products and resources category and selected as a finalist for the 2006 Metafore Innovation Award for developing the Electraprime and Electrastar grades.

•	Received social responsibility recognition as recipient of the Ethics in Action Award for environmental excellence and as one of 25 companies for greenhouse gas reductions in the Carbon Disclosure Project — Canada 280 Report.

•	Received the Canadian Institute of Chartered Accountants Award of Excellence for Corporate Reporting in the forestry products category, and ranked 50th out of more than 200 companies in the Globe and Mail newspaper’s Report on Business corporate governance rankings, up from 89th in 2005.
Management’s discussion and analysis

12   Catalyst Paper Corporation

Selected annual financial information	06	05	04

(In millions of dollars, except where otherwise stated)
Sales	$1,882.5	$1,823.9	$1,878.2
Operating earnings (loss)	3.9	(25.1)	(31.3)
EBITDA [1]	211.0	155.2	152.8
Net earnings (loss)	(15.9)	(25.6)	(28.6)
EBITDA margin [1,2]	11.2%	8.5%	8.1%
Net earnings (loss) per share (in dollars) — basic and diluted	$(0.07)	$(0.12)	$(0.13)
Total assets	2,637.7	2,695.9	2,745.9
Total long-term liabilities	1,338.6	1,396.8	1,417.6

Sales (000 tonnes) [3]
Specialty papers	990.2	942.9	993.7
Newsprint	699.1	707.1	754.7

Total paper	1,689.3	1,650.0	1,748.4
Pulp	626.2	603.0	527.3

Total sales	2,315.5	2,253.0	2,275.7

Production (000 tonnes) [3]
Specialty papers	983.7	949.3	1,000.0
Newsprint	703.7	699.5	757.8

Total paper	1,687.4	1,648.8	1,757.8
Pulp	624.3	590.9	544.0

Total production	2,311.7	2,239.7	2,301.8
Average spot foreign exchange rate C$/US$ [4]	1.134	1.212	1.302
Period-end spot foreign exchange rate C$/US$ [5]	1.165	1.166	1.204
Effective foreign exchange rate C$/US$ [6]	1.146	1.239	1.359

Common shares (millions)
At period end	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6

1	EBITDA is a non-GAAP measure. Refer to “Non-GAAP Measures” for further details.

2	EBITDA margin is defined as EBITDA as a percentage of sales.

3	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

4	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

6	Effective foreign exchange rate represents a blended rate which takes into account the applicable spot rates and the Company’s revenue hedging program in the reporting period.
Management’s discussion and analysis

2006  Annual report   13

Selected quarterly	06				05
financial information	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

(In millions of dollars, except where otherwise stated)
Sales	$456.3	$469.6	$486.0	$470.6	$462.7	$439.0	$450.3	$471.9
Operating earnings (loss)	(15.9)	6.1	17.0	(3.3)	(10.7)	(19.5)	2.8	2.3
EBITDA [1]	47.3	52.4	62.8	48.5	33.6	25.4	47.9	48.3
Net earnings (loss)	(23.6)	42.4	2.5	(37.2)	(21.8)	(30.0)	34.2	(8.0)
EBITDA margin [1,2]	10.4%	11.2%	12.9%	10.3%	7.3%	5.8%	10.6%	10.2%
Net earnings (loss) per share (in dollars) — basic and diluted	$(0.11)	$0.20	$0.01	$(0.17)	$(0.10)	$(0.14)	$0.16	$(0.04)

Sales (000 tonnes) [3]
Specialty papers	235.1	237.8	264.6	252.7	238.0	219.9	235.0	250.0
Newsprint	181.1	178.4	169.5	170.1	180.7	169.2	169.9	187.3

Total paper	416.2	416.2	434.1	422.8	418.7	389.1	404.9	437.3
Pulp	153.4	171.4	155.9	145.5	150.6	150.3	157.7	144.4

Total sales	569.6	587.6	590.0	568.3	569.3	539.4	562.6	581.7

Production (000 tonnes) [3]
Specialty papers	235.7	244.2	254.8	249.0	237.5	228.6	242.3	240.9
Newsprint	183.9	179.6	170.0	170.2	176.7	167.4	167.9	187.5

Total paper	419.6	423.8	424.8	419.2	414.2	396.0	410.2	428.4
Pulp	153.1	155.6	162.8	152.8	142.3	141.4	157.1	150.1

Total production	572.7	579.4	587.6	572.0	556.5	537.4	567.3	578.5

Average spot foreign exchange rate C$/US$ [4]	1.155	1.121	1.121	1.139	1.227	1.244	1.201	1.173
Period-end spot foreign exchange rate C$/US$ [5]	1.167	1.115	1.115	1.165	1.210	1.226	1.161	1.166
Effective foreign exchange rate C$/US$ [6]	1.172	1.147	1.129	1.139	1.265	1.267	1.221	1.206

Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

2	EBITDA margin is defined as EBITDA as a percentage of sales.

3	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

4	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

6	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.
Management’s discussion and analysis

14   Catalyst Paper Corporation
Strategy

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper.
Key performance drivers

The Company believes the following key performance drivers are critical to achieving its strategic goals and creating value for its investors.
Strong market position
Market position is a significant driver of the Company’s success. As one of the largest North America-based producers of uncoated groundwood specialty papers and newsprint, market penetration is important. The Company’s brand names are well recognized in the marketplace and it has built a reputation for reliability, value and service.
Upgraded, cost-competitive manufacturing
In the past five years, capital expenditures of approximately $419 million have been directed primarily towards the Company’s manufacturing facilities to shift production towards higher margin papers, reduce unit production costs, increase machine productivity, improve product quality, increase capacity, and meet or exceed environmental regulations.
Diversified product mix
In recent years, the Company has introduced or expanded a number of specialty paper and differentiated product lines, including lightweight newsprint grades, coated papers, MF hi-brites, super hi-brites, soft-calendered grades, directory, sawdust-based pulp, and white-top linerboard. These products offer improved margins over standard commodity newsprint grades. In addition, market pulp further diversifies the product mix.
Strong supply chain
The Company has a strong and flexible distribution network. The Company utilizes all transportation modes available to it, such as truck, rail, and container and break-bulk shipping. The Company’s supply chain systems have enabled better planning and scheduling, allowing the Company to use the most cost-efficient means of transportation to ship its products.
Production expertise
Over the last several years, the Company has developed expertise in the production of lightweight papers. Lower basis weight papers reduce the Company’s costs by decreasing fibre, conversion, shipping, storage and handling expenses, and reducing warehouse space required for inventories, thus creating a competitive advantage. The use of lower basis weight paper by the Company’s customers also reduces their costs. The Company’s paper-making expertise enables it to produce high-quality, high-brightness uncoated groundwood grades. In addition, new product development continues to be an important focus.
The Company is also one of the few manufacturers of sawdust-based pulp in the world. This product is valued by producers of tissue and wood-free printing papers as a substitute for more costly NBSK pulp.
Management’s discussion and analysis

2006 Annual report   15
Skilled people
The Company’s employees act as strategic partners when tackling challenges and improving the Company’s performance. Recognizing this, the Company strives to be a top employer by providing a work environment that is safe, challenging, interesting, and rewarding.
Sound corporate social responsibility
Corporate social responsibility is one of the Company’s core values. The Company judges success in this area through the health of citizens in its communities, the safety and well-being of its employees, the vibrancy of its communities, and the sustainability of the Company’s practices with respect to their impact on the environment. A complete description of the Company’s objectives and progress in corporate social responsibility will be provided in the Company’s 2006 Sustainability Report, which will be released in April 2007.
Key performance indicators

The Company believes the following key performance indicators are meaningful for measuring the Company’s progress in achieving its strategic goals and creating value for investors.
Safety
The Company’s first priority is the well-being of its employees. Safety is measured in terms of the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (“LTI”), which is the number of lost-time injuries per 200,000 hours worked. The Company achieved its safest year on record in 2005 and set even higher safety goals for 2006. However, 2006 was disappointing in that the Company’s safety record slipped, compared to 2005. Additional details on 2006 safety results will be provided in the Company’s 2006 Sustainability Report, which will be released in April 2007.
EBITDA
EBITDA is widely used in the financial community to compare the profitability of corporations, and is used by management as an indicator of relative operating performance. Further analysis and discussion of this indicator is provided in all discussions of operations and the “Non-GAAP Measures” section.
Performance Improvement Program
One of the characteristics of the Company’s culture is that of engaging its people in projects that challenge the status quo. The Company has for several years aggregated these initiatives on an annual basis into a Performance Improvement Program. Performance improvement initiatives challenge the Company to create innovative and cost-effective business solutions. In addition, the Company focuses on significant capital projects to improve the quality of products and improve machine efficiency. In 2006, the Company launched its fifth consecutive Performance Improvement Program. A detailed summary of the 2006 Performance Improvement Program results is available in this section under “Progress on 2006 Strategic Initiatives”.
Management’s discussion and analysis

16   Catalyst Paper Corporation
Average sales revenue per tonne
Average sales revenue per tonne for each core business provides key insights into how the Company maximizes its market position. The main factors in revenue growth are U.S. dollar transaction prices, and the relationship between the Canadian and U.S. dollar. Details on 2006 results are provided in the “Annual Segmented Results of Operations” and “Quarterly Segmented Results of Operations” sections.
Average cash costs
Reducing cash costs while maintaining product quality is essential to sustaining profitability in each of the Company’s core businesses. The Company continually examines all areas of its business for cost reduction opportunities. Details on 2006 results are provided in the “Annual Segmented Results of Operations” and “Quarterly Segmented Results of Operations” sections.
Debt to capitalization
The Company’s success also depends on its liquidity and continued ability to finance its growth. The Company focuses on its total-debt to total-capitalization ratio and on its net-debt to net-capitalization ratio in order to assess its debt position. Further discussion is provided in the “Liquidity and Capital Resources” section.
Greenhouse gas emissions (“GHG”)
The Company takes its environmental responsibility seriously and, as such, has invested heavily in environmental initiatives. The Company has had a 70% absolute reduction of GHGs and a 69% intensity reduction of GHGs since 1990, and is well positioned to meet objectives established by the Kyoto Protocol. Emissions are measured in direct GHGs per tonne. In recognition of its progress in 2006, the Company was one of 25 companies recognized for reducing greenhouse gases in the Carbon Disclosure Project — Canada 280 Report. Further details will be provided in the Company’s 2006 Sustainability Report, which will be released in April, 2007.
Management’s discussion and analysis

2006 Annual report   17
Strategic initiatives

The Company’s strategic initiative achievements in 2006 and 2005 were as follows:

		06	06	05
Initiative	Performance goal	Goal	Achievement	Achievement

(All amounts pre-tax and in millions of dollars)

Components of performance improvement programs

i) Grade development and product optimization	Develop new, higher-value specialty products, reduce exposure to the commodity newsprint market, and optimize product, grade and customer mix	$9	$11	$19

ii) Cost reduction	Improve productivity	24	20	—

	Optimize fibre	8	12	12

	Improve energy efficiencies	6	12	10

	Optimize freight	4	5	7

	Optimize chemical usage	6	5	4

	Reduce kraft usage	2	(1)	18

	Other	11	10	14

		$70	$74	$84

Progress on 2006 strategic initiatives

(a)	Performance Improvement Program

In January 2006, the Company commenced its fifth consecutive annual Performance Improvement Program. The 2006 Performance Improvement Program was aimed at generating $70 million in year-over-year EBITDA improvements across all areas of the Company. Improvements were targeted in the areas of grade development and product optimization and cost reduction. In 2006, the program delivered $74 million in realized improvements.

i) Grade development and product optimization

This strategic initiative included the marketing of new high-value specialty paper products, and the reduction of the Company’s exposure to standard newsprint. In 2006, the Company realized EBITDA improvements of $11 million as a result of its various grade development and product optimization initiatives.
Management’s discussion and analysis

18   Catalyst Paper Corporation
In pursuit of these performance initiatives, the Company accomplished the following in 2006:

Sales of Electraprime and Electrastar

In 2003, the Company introduced Electraprime to the market. The Electraprime grade is a soft-calendered, high-brightness paper designed to compete as an alternative to SC-A grades used primarily for advertising flyers and inserts. Electraprime was well received in the market with sales of approximately 103,000 tonnes in 2006, an improvement of approximately 14,000 tonnes, or 15.7%, from 2005, and 70,000 tonnes, or 212.1%, from 2004. The Company intends to continue growing its Electraprime business through 2007.

The Electrastar grade was also introduced to the market in 2003 and is a super-high brightness grade designed for applications in which brightness is a desirable characteristic, such as inserts and specialty newspapers. Electrastar sales volumes in 2006 were up 36% to 82,000 tonnes, compared to 2005. The growth was in line with the Company’s expectations.

ii) Cost reduction

The Company’s cost-reduction initiatives produced the following key results in 2006:

Improve productivity

The Company’s productivity improvement initiatives in 2006 were focused mainly on increasing asset reliability, improving machine speed and efficiency by cutting operating and maintenance-related downtime, and reducing dry-end paper losses. These and other initiatives resulted in savings of $20 million in 2006.

Optimize fibre

The Company continued to optimize its furnish mix during the year by using lower-cost chips and optimizing the use of other lower-cost furnishes. These and other initiatives resulted in savings of $12 million in 2006.

Improve energy efficiencies

The Company is a significant consumer of steam and electrical energy. The overall reduction in steam usage and the continuing optimization of the fuel mix in the Company’s power boilers resulted in less reliance on fossil fuels in favour of wood waste hog fuel. In addition, the Company focused on a number of electrical energy initiatives that reduced overall electrical consumption. These and other energy reduction initiatives resulted in additional savings of $12 million in 2006.

Optimize freight

The Company’s key freight initiatives included improvements on rail, truck and container shipment yields as well as initiatives to reduce barge costs. These and other initiatives resulted in additional savings of $5 million in 2006.

Optimize chemical usage

The Company had a number of initiatives to reduce the usage and costs of bleaching and additive chemicals during the year. These and other initiatives resulted in additional savings of $5 million in 2006.
Management’s discussion and analysis

2006 Annual report   19
Other

The Company also completed a series of smaller initiatives, primarily with respect to manpower reductions, procurement improvements and its maintenance practices. Approximately $10 million in savings were realized as a result of these initiatives.

(b)	Other strategic initiatives

i) Preferred supplier

Quality initiatives

In 2006, the Company focused further on advancing its preferred supplier status with key customers by continuing to improve the consistency, runnability and reliability of its products, and its on-time delivery service. As a result, there were significant reductions in 2006 quality claims.

Chain-of-custody certification

The Company has implemented over the 2004-to-2006 period an “independent chain-of-custody” system to certify its wood fibre supply. The PwC standard is a third-party audited system that identifies the source of wood fibre and whether it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. By 2006, all the Company’s paper and pulp mills were certified under the PwC standard. The independent chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests. It is expected to continue to result in additional sales opportunities.

Systems and processes

As part of its ongoing initiatives to improve efficiency, the Company intends to further invest in improved systems and processes in 2007. In the second quarter (“Q2”) of 2006, the Company completed an upgrade in its enterprise business system with the primary focus on improving order visibility. In 2007, the Company expects to undertake a project to expand the use of its enterprise business system to locations currently using a legacy system.

2007 Performance Improvement Program

The 2007 Performance Improvement Program is currently under review with the expectation that there will be identified improvements across all areas of the Company similar to those of previous years.
Consolidated results of operations

Year ended December 31, 2006 compared to year ended December 31, 2005
Sales
Sales were $1,882.5 million in 2006, an increase of $58.6 million, or 3.2%, compared to $1,823.9 million in 2005. The positive impact on sales from improved prices across most paper and pulp grades together with higher sales volumes for most grades more than offset the negative impact from the stronger Canadian dollar.
Management’s discussion and analysis

20   Catalyst Paper Corporation
The following table highlights the factors that affected the Company’s sales by segment:

Sales
($ millions)
	Year ended December 31,			Increase (decrease) from 2005 as a result of
	2006	2005	Total change	Volume	Mix	Price	F/X

Specialty papers	$918.4	$900.5	$17.9	$45.1	$5.2	$34.1	$(66.5)
Newsprint	529.8	529.1	0.7	(5.9)	2.1	39.0	(34.5)

Total paper	$1,448.2	$1,429.6	$18.6	$39.2	$7.3	$73.1	$(101.0)
Pulp	434.3	394.3	40.0	15.2	(1.0)	62.8	(37.0)

Total	$1,882.5	$1,823.9	$58.6	$54.4	$6.3	$135.9	$(138.0)

EBITDA
EBITDA was $211.0 million in 2006, an increase of $55.8 million, or 36.0%, compared to $155.2 million in the previous year. The positive impact of higher transaction prices, performance improvements, primarily reflecting productivity improvements, lower planned maintenance shutdown costs and lower restructuring costs more than offset the negative impact of the stronger Canadian dollar and inflationary impacts including higher chip prices.
The following table summarizes the key changes in EBITDA from the year ended December 31, 2005 to the year ended December 31, 2006:
Changes in EBITDA (2005-2006)
($ millions)
300 225 150 75 0 155.2 68.3 66.8 (118.5) 74.0 (45.1) 18.1 5.2 (13.0) 211.0 Impact of stronger Improved Improved Canadian Maintenance shutdown 2005 paper pulp dollar, net Performance costs and Restructuring Other, 2006 EBITDA prices prices of hedging [1] improvements Inflation curtailment costs net EBITDA

1	Includes foreign exchange impact on costs.
Management’s discussion and analysis

2006 Annual report   21
Operating earnings (loss)
The Company recorded operating earnings of $3.9 million in 2006, compared to an operating loss of $25.1 million for the previous year. The improvement was mainly related to the $55.8 million increase in EBITDA noted above, partially offset by $23.4 million of impairment losses related to the permanent closure of the A3 paper machine and other asset impairments. More details are provided in the “Critical Accounting Policies and Estimates” section.
Net earnings (loss)
Net loss in 2006 was $15.9 million ($0.07 per common share), compared to a net loss of $25.6 million ($0.12 per common share) in 2005. The 2006 net loss included a $0.2 million (less than $0.01 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $20.7 million ($0.10 per common share) in the previous year. Net loss in 2006 also included an after-tax impairment loss of $15.4 million ($0.07 per common share), a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate, a net $4.0 million ($0.02 per common share) favourable future income tax provision adjustment, and $2.2 million ($0.01 per common share) of after-tax advisory costs resulting from a tender offer initiated by TAM. Net loss in 2005 included net favourable future income tax adjustments totalling $18.3 million ($0.09 per common share), which consisted primarily of a $14.2 million ($0.07 per common share) favourable future income tax adjustment related to a decrease in the British Columbia provincial income tax rate.
Net loss before the abovementioned items in 2006 was $25.0 million ($0.12 per common share), compared to a net loss of $64.6 million ($0.30 per common share) in the previous year.
The following table reconciles 2006 earnings (loss) to 2005:

	Pre-tax	After-tax

($ millions)
2005 earnings (loss)	$(72.2)	$(25.6)
Higher EBITDA	55.8	36.8
Higher amortization expense	(3.4)	(2.2)
Impairment loss	(23.4)	(15.4)
Decreased foreign exchange gain on translation of long-term debt	(25.0)	(20.9)
Lower other income, net	(2.7)	(1.7)
Lower interest expense	1.9	1.3
Income tax adjustments, net	—	12.7
Non-controlling interest	(0.9)	(0.9)

2006 earnings (loss)	$(69.9)	$(15.9)

Management’s discussion and analysis

22   Catalyst Paper Corporation
2   ANNUAL SEGMENTED RESULTS OF OPERATIONS
Specialty papers

Summary of selected financial information	06	05	[1]	04	[1]

(In millions of dollars, except where otherwise stated)
Sales	$918.4	$900.5		$935.3
EBITDA [2]	104.8	115.8		95.6
Operating earnings (loss)	9.7	24.8		1.0
EBITDA margin [2,3]	11.4%	12.9%		10.2%

Sales (000 tonnes)	990.2	942.9		993.7
Production (000 tonnes)	983.7	949.3		1,000.0

Average sales revenue per tonne	$928	$955		$941
Average delivered cash costs per tonne [4]	822	832		846

SC-A paper, 35 lb. (US$/ton) [5]	788	769		713
LWC paper, No. 5, 40 lb. (US$/ton) [5]	836	847		726
Telephone directory paper, 22.1 lb. (US$/ton) [5]	721	675		650

1	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

3	EBITDA margin is defined as EBITDA as a percentage of sales.

4	Average cash costs per tonne for these purposes consist of cost of sales and sales, general and administrative (“SG&A”) costs, including delivery costs.

5	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).
Markets

During 2006, market conditions for specialty paper products were mixed.
Coated mechanical markets were weak for most of the year due to flat demand, which was caused by high North American mill inventories and weak catalogue and magazine demand. Demand in 2006 was up 0.6% over 2005, as demand in the second half of the year offset the weakness in the first six months. Nevertheless, prices continued to fall in 2006, and spot prices faced pressure due to strong competition and weak order books. The average LWC benchmark price in 2006 was down US$11 per ton, or 1.3%, compared to the previous year.
Demand for uncoated mechanical grades was down 0.3% in 2006. The demand for high gloss and MF grades decreased 2.3% and 2.0%, respectively, due to grade switching as a result of supply disruptions and slightly lower insert circulation. Pricing remained firm throughout 2006 due to strong operating rates on a supply adjusted basis, with a slight decline in prices near the end of the year. The average benchmark price for SC-A in 2006 increased US$19 per ton, or 2.5%, over 2005.
Management’s discussion and analysis

2006 Annual report   23
Directory demand was strong in 2006, up 10.3% year-over-year. The growth was driven by an increase in the number of large publisher and independent books, and increased circulation, which contributed to an 8.2% increase in large publisher yellow pages in North America. In addition, a shift to lighter basis weights also contributed to a higher demand for the Company’s paper. The average benchmark price for 2006 was up US$46 per ton, or 6.8%, over the previous year.
Specialty paper grades Average U.S. benchmark prices (US$  per metric tonne)
(Source: RISI)
90 0 800 700 60 0 02 03 04 05 06 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Lightweight coated paper, 40 lb. SC-A, 35 lb. Telephone directory paper, 22.1 lb.
The North American economy is a key driver for the Company’s specialty paper business with 94% of its product sold to this market. Among its initiatives to improve profitability, the Company continues to look for ways to optimize its customer mix.
The 2006 geographic sales distribution, based on sales volumes, is depicted in the chart below.
Specialty papers 2006 geographic sales distribution
3 4 2 1 1 United States 83% 2 Canada 11% 3 Latin America 4% 4 Asia & Australasia 2%
Segment overview

The Company focused on growing its specialty paper grades in addition to grade optimization, enhancing its customer and grade mix, and shipping to more low-cost freight locations.
Sales volumes for coated mechanical grades in 2006 were up 5.8% from the previous year. The growth matched the increased production in 2006 from the Company’s coated mechanical machine.
Management’s discussion and analysis

24   Catalyst Paper Corporation
Sales volumes for uncoated mechanical grades in 2006 increased 14.5% over 2005 due to significant growth in the Company’s Electraprime, Electrastar and Electrabrite grades.
In a strategic move, the Company reduced directory sales volumes in 2006 by 9.1% to take advantage of relatively strong newsprint and uncoated mechanical prices in 2006.
Operational performance

The specialty papers business recorded operating earnings of $9.7 million on sales of $918.4 million in 2006, compared to operating earnings of $24.8 million on sales of $900.5 million in 2005. EBITDA of $104.8 million in 2006 was $11.0 million lower than the $115.8 million recorded in the previous year.
Sales volume of 990,200 tonnes in 2006 increased 47,300 tonnes, or 5.0%, compared to the previous year. The increase was largely due to the significant growth of the Company’s uncoated specialty grades.
Average sales revenue of $928 per tonne in 2006 was down $27 per tonne compared to the previous year. The negative impact of the stronger Canadian dollar on revenues more than offset higher average transaction prices across most grades, improvements in customer and grade mix, and a favourable adjustment to allowance for doubtful accounts.
Average cash costs in 2006 were $822 per tonne, an improvement of $10 per tonne, compared to $832 recorded in 2005. Savings from performance improvements more than offset higher chip costs, rising energy prices, increased labour expense and the impact of inflation.
Outlook

Market conditions are expected to remain mixed for specialty paper products in 2007.
Coated mechanical paper demand is expected to remain relatively flat, reflecting an anticipated slowing of magazine and catalogue demand and a switch to SC-A grade. Recent capacity closures in Western Europe as well as the rising Euro are expected to result in lower imports to North America, which should help stabilize the North American coated market. In addition, rising chip, pulp, and energy costs are expected to increase the cash-cost floor thereby preventing significant price erosion. Benchmark prices are expected to fall in Q1, 2007, matching the seasonally slower first quarter before stabilizing in the second half of the year.
Markets for uncoated mechanical grades are expected to remain relatively stable in 2007. Demand for high-gloss paper is expected to grow due to grade switching from coated mechanical and lower-gloss grades, but excess capacity and European imports are expected to keep operating rates low. Demand for MF grades is expected to be stable in 2007. Benchmark prices for high-gloss grades are expected to weaken in the seasonally slower first quarter and remain flat for the remainder of the year.
Directory demand is expected to be solid through 2007 as large and independent publishers continue to print more books. In addition, benchmark prices are expected to increase in 2007, compared to 2006.
Management’s discussion and analysis

2006 Annual report   25
Newsprint

Summary of selected financial information	06	05	04

(In millions of dollars, except where otherwise stated)
Sales	$529.8	$529.1	$553.1
EBITDA [1]	71.8	58.1	45.2
Operating earnings (loss)	6.9	12.3	(4.3)
EBITDA margin [1,2]	13.6%	11.0%	8.2%

Sales (000 tonnes)	699.1	707.1	754.7
Production (000 tonnes)	703.7	699.5	757.8

Average sales revenue per tonne	$758	$748	$733
Average delivered cash costs per tonne [3]	655	666	673

Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	649	600	544

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

2	EBITDA margin is defined as EBITDA as a percentage of sales.

3	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs, including delivery costs.

4	Benchmark selling prices are sourced from RISI.
Markets

Newsprint demand continued to decline in 2006 with total U.S. consumption down 6.3% year-over-year. The decline was due mainly to daily newspapers employing a number of conservation measures to reduce paper consumption. Despite falling demand, operating rates were strong for most of the year, resulting in higher benchmark prices. The average newsprint benchmark price in 2006 was up US$49 per tonne, or 8.2%, compared to 2005. Continued weakness in U.S. consumption and lower operating rates resulted in prices softening late in 2006.
Standard newsprint Average West Coast U.S. delivery transaction price (US$  per metric tonne)
(Source: RISI)
700 600 500 400 02 03 04 05 06 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Management’s discussion and analysis

26   Catalyst Paper Corporation
Approximately 85% of the Company’s newsprint sales volumes were to North America and Asia. The 2006 geographical sales distribution, based on sales volumes, is depicted in the chart below.
Newsprint 2006 geographic sales distribution
4 3 2 1 1 United States 47% 2 Asia & Australasia 21% 3 Canada 17% 4 Latin America 15%
Segment overview

The Company reduced newsprint sales volumes in 2006 by 1.1% in a strategic move to optimize swing machine capacity to meet the higher demand for its specialty grades and to improve productivity. The Company continued to shift to lighter basis weights and increased its volume of value-added newsprint during the year, while also continuing to focus on freight optimization and customer mix.
The chart below illustrates the decline in the Company’s newsprint cash costs per tonne since 2002, which has been driven primarily by the Company’s Performance Improvement Programs.
Newsprint cash cost trend 12-month rolling average ($Cdn/tonne)
780 730 680 630 02 03 04 05 06 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Operational performance

The newsprint business recorded operating earnings of $6.9 million on sales of $529.8 million in 2006, compared to operating earnings of $12.3 million on sales of $529.1 million in 2005. EBITDA of $71.8 million in 2006 was $13.7 million higher than the $58.1 million recorded in 2005. The decline in operating earnings was primarily due to $19.1 million of impairment losses recorded on the Company’s A3 paper machine. Further details are provided in the “Critical Accounting Policies and Estimates” section.
Sales volumes were 699,100 tonnes in 2006, down 8,000 tonnes, or 1.1%, from the previous year, primarily due to the Company’s strategic decision to optimize its swing machine capacity to meet higher demand for its specialty grades.
Management’s discussion and analysis

2006 Annual report   27
Average sales revenue was $758 per tonne in 2006, an increase of $10 per tonne compared to the previous year. Higher transaction prices outweighed the impact of the stronger Canadian dollar.
Average cash costs in 2006 were $655 per tonne, an improvement of $11 per tonne from the previous year. Savings from performance improvements and lower shutdown and restructuring costs more than offset higher maintenance spending and higher prices for fibre, energy and fuel, and the impact of inflation.
Outlook

The Company expects the newsprint market to continue to soften in 2007 due to decreases in ad lineage, circulation, average basis weights, and increased publisher conservation. The downward trend in newsprint consumption and lower expected operating rates in 2007 are expected to negatively impact prices. West Coast benchmark newsprint prices, which have risen for the last four years, are expected to weaken in 2007. Despite the downward trend in newsprint consumption, the Company believes it is well positioned to address further demand reductions due to its ability to switch grades.
Pulp

Summary of selected financial information	06	05	[1]	04	[1]

(In millions of dollars, except where otherwise stated)
Sales	$434.3	$394.3		$389.8
EBITDA [2]	34.4	(18.7)		12.0
Operating earnings (loss)	(12.7)	(62.2)		(28.0)
EBITDA margin [2,3]	7.9%	(4.7%	)	3.1%

Sales (000 tonnes)	626.2	603.0		527.3
Production (000 tonnes)	624.3	590.9		544.0

Average sales revenue per tonne	$693	$654		$739
Average delivered cash costs per tonne [4]	638	684		716

NBSK pulp, Northern Europe delivery (US$/tonne) [5]	681	610		618
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/tonne) [5]	673	608		591

1	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

3	EBITDA margin is defined as EBITDA as a percentage of sales.

4	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs, including delivery costs.

5	Benchmark selling prices are sourced from RISI.
Management’s discussion and analysis

28   Catalyst Paper Corporation
Markets

Pulp markets were strong throughout 2006 with global pulp shipments up 3.9% year-over-year. The closure of a number of uncompetitive North American mills in 2006, coupled with relatively strong global paper and tissue demand resulted in multiple pulp price increases during the year. This helped push the European benchmark pulp price to its highest level since 1995. The average Northern Europe NBSK benchmark price for 2006 was up US$71 per tonne, or 11.6%, compared to the previous year.
U.S. containerboard consumption remained steady in 2006, up 1.8% from the previous year, as U.S. box shipments increased with the relatively steady demand for non-durable goods and processed foods, and mill and box inventories were low for most of the year. Benchmark white-top linerboard prices increased in 2006 by US$65 per tonne, or 10.7%, compared to 2005. Prices in the second half of 2006 were relatively stable.
Northern bleached softwood kraft Average Northern Europe delivery transaction price (US$  per metric tonne)
(Source: RISI)
80 0 70 0 600 500 40 0 02 03 04 05 06 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
The primary markets for the Company’s market pulp are Asia and Australasia and Europe. The 2006 geographical sales distribution, based on sales volumes, is depicted in the chart below.
Pulp 2006 geographic sales distribution
4 3 2 1 1 Asia & Australasia 47% 2 Europe 30% 3 Latin America 13% 4 North America 10%
Segment overview

Market pulp sales volumes improved in 2006 by 3.8%, compared with 2005, due to higher production at the Company’s mills. The Company continued to increase its mix of contract business and optimize sales to customers in its major pulp markets.
Management’s discussion and analysis

2006 Annual report   29
Containerboard sales volumes in 2006 were 4.2% higher than in the previous year, as stronger markets allowed the Company to run its machine at full capacity. The Company continued to focus on stronger margins and improving its customer mix by targeting customers that are low-cost freight and value the Company’s high-graphic white-top linerboard product.
Operational performance

The pulp business recorded an operating loss of $12.7 million on sales of $434.3 million in 2006, compared to an operating loss of $62.2 million on sales of $394.3 million in the previous year. EBITDA of $34.4 million in 2006 increased $53.1 million from negative EBITDA of $18.7 million in 2005, which was the primary reason for the operating earnings improvement noted above. However, the improvement in operating earnings was partially offset by impairment losses recorded on the Company’s pulp assets. Further details are provided in the “Critical Accounting Policies and Estimates” section. The significant improvement in EBITDA was driven by both price increases and the Company’s cost-reduction initiatives.
Sales volumes were 626,200 tonnes in 2006, an increase of 23,200 tonnes, or 3.8%, from the previous year. The growth was due largely to improved pulp production.
Average sales revenue was $693 per tonne in 2006, up $39 per tonne compared to the previous year, due primarily to higher pulp and containerboard transaction prices, which more than offset the negative impact of the stronger Canadian dollar.
Average cash costs in 2006 were $638 per tonne, an improvement of $46 per tonne compared to 2005. Savings from performance improvements, lower maintenance spending and reduced shutdowns were the primary factors accounting for the reduction in average cash costs. The savings more than offset higher energy prices and chip costs and the impact of inflation.
Outlook

Demand for NBSK pulp is expected to remain steady during the first half of 2007, with the expectation that benchmark prices will increase modestly in early 2007 and weaken in the second half of the year. Higher consumption by China is expected to be offset by weaker demand from paper markets in the U.S. and Europe, which is expected to limit overall growth in demand in 2007. New hardwood capacity coming on line in 2007 is expected to have a negative impact on operating rates, while chip scarcity and high energy costs could result in additional mill closures in North America and Europe. A price increase of US$30 per tonne in Europe and US$20 per tonne in North America has been announced for NBSK pulp, effective January 1, 2007.
The Company is expecting that demand and prices for containerboard will remain flat in 2007 as a result of the weakening U.S. economy. A US$40 per tonne increase for containerboard and white-top linerboard has been announced by a number of suppliers, effective January 1, 2007.
Management’s discussion and analysis

30   Catalyst Paper Corporation
3   QUARTERLY SEGMENTED RESULTS OF OPERATIONS

Summary of selected	06				05
financial information	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

(In millions of dollars, except where otherwise stated)

Specialty papers [1]
Sales	$220.8	$218.6	$245.0	$234.0	$226.1	$211.7	$223.9	$238.8
EBITDA [2]	29.1	25.7	31.6	18.4	25.5	24.5	33.7	32.1
Operating earnings (loss)	6.6	2.8	6.9	(6.6)	2.5	2.1	10.9	9.3
EBITDA margin [2,3]	13.2%	11.8%	12.9%	7.9%	11.3%	11.6%	15.1%	13.4%

Sales (000 tonnes)	235.1	237.8	264.6	252.7	238.0	219.9	235.0	250.0
Production (000 tonnes)	235.7	244.2	254.8	249.0	237.5	228.6	242.3	240.9

Average sales revenue per tonne	$939	$920	$926	$927	$950	$963	$953	$956
Average delivered cash costs per tonne [4]	815	811	806	853	843	852	809	827
SC-A paper, 35 lb. (US$/ton) [5]	780	785	800	787	745	770	780	780
LWC paper, No. 5 40 lb. (US$/ton) [5]	875	852	820	798	790	837	880	880
Telephone directory paper, 22.1 lb. (US$/ton) [5]	715	720	725	725	675	675	675	675

Newsprint
Sales	$137.2	$135.4	$128.8	$128.4	$133.0	$127.1	$127.1	$141.9
EBITDA [2]	19.8	19.3	18.2	14.5	9.9	12.7	14.7	20.8
Operating earnings (loss)	(9.9)	7.4	7.5	1.9	(0.9)	1.4	3.4	8.4
EBITDA margin [2,3]	14.4%	14.3%	14.1%	11.3%	7.4%	10.0%	11.6%	14.7%

Sales (000 tonnes)	181.1	178.4	169.5	170.1	180.7	169.2	169.9	187.3
Production (000 tonnes)	183.9	179.6	170.0	170.2	176.7	167.4	167.9	187.5

Average sales revenue per tonne	$758	$759	$761	$754	$736	$752	$748	$758
Average delivered cash costs per tonne [4]	647	651	653	669	682	677	662	647
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [5]	640	651	658	649	571	589	612	627

1	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

3	EBITDA margin is defined as EBITDA as a percentage of sales.

4	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs, including delivery costs.

5	Benchmark selling prices are sourced from RISI.
Management’s discussion and analysis

2006 Annual report   31

Summary of selected	06				05
financial information (continued)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

(In millions of dollars, except where otherwise stated)

Pulp [1]
Sales	$98.3	$115.6	$112.2	$108.2	$103.6	$100.2	$99.3	$91.2
EBITDA [2]	(1.6)	7.4	13.0	15.6	(1.8)	(11.8)	(0.5)	(4.6)
Operating earnings (loss)	(12.6)	(4.1)	2.6	1.4	(12.3)	(23.0)	(11.5)	(15.4)
EBITDA margin [2,3]	(1.6% )	6.4%	11.6%	14.4%	(1.7% )	(11.8% )	(0.5% )	(5.0% )

Sales (000 tonnes)	153.4	171.4	155.9	145.5	150.6	150.3	157.7	144.4
Production (000 tonnes)	153.1	155.6	162.8	152.8	142.3	141.4	157.1	150.1

Average sales revenue per tonne	$641	$674	$720	$744	$688	$666	$630	$632
Average delivered cash costs per tonne [4]	652	630	637	636	699	745	633	664
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	618	665	710	730	640	613	587	600
White-top linerboard, 42 lb., Eastern U.S. delivery (US$/tonne) [5]	650	680	680	680	620	620	583	610

1	Effective January 1, 2006, the Company reclassified containerboard out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.

2	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.

3	EBITDA margin is defined as EBITDA as a percentage of sales.

4	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs, including delivery costs.

5	Benchmark selling prices are sourced from RISI.
Three months ended December 31, 2006 compared to three months ended September 30, 2006
Consolidated results of operations

EBITDA
EBITDA in Q4, 2006 was $48.5 million, a decrease of $14.3 million, or 22.8%, from $62.8 million in Q3, 2006. The reduction was caused by the negative impact of higher fibre prices, higher maintenance costs and poor weather conditions, which more than offset the positive impact of the weaker Canadian dollar, the absence of the tender offer advisory costs recorded in the previous quarter, and higher pulp and paper prices.
Management’s discussion and analysis

32   Catalyst Paper Corporation
The following table summarizes the key changes in EBITDA from Q3, 2006 to Q4, 2006:

($ millions)

Q3, 2006 EBITDA	$62.8
Pulp and paper prices	0.7
Impact of weaker Canadian dollar, net of hedging program	4.2
Fibre prices	(5.2)
Maintenance and other operating costs	(6.0)
Energy costs	(2.6)
Impact of poor weather conditions	(4.6)
Non-recurring tender offer advisory and other related costs	3.4
Other, net	(4.2)

Q4, 2006 EBITDA	$48.5

Net earnings (loss)
Net loss in Q4, 2006 was $37.2 million ($0.17 per common share), compared to net earnings of $2.5 million ($0.01 per common share) in the previous quarter. Net loss in Q4 included a $26.2 million ($0.12 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to a $0.1 million (less than $0.01 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt in the previous quarter. Net loss in Q4 also included an after-tax impairment loss of $3.8 million ($0.02 per common share). Net earnings in the previous period also included a net $4.0 million ($0.02 per common share) favourable future income tax provision adjustment and $2.2 million ($0.01 per common share) of after-tax costs resulting from a tender offer initiated by TAM.
Net loss before the abovementioned items in Q4 was $7.2 million ($0.03 per common share), compared to net earnings before the abovementioned items of $0.6 million (less than $0.01 per common share) in the previous quarter.
Operational performance — specialty papers

The specialty papers business recorded an operating loss of $6.6 million on sales of $234.0 million in Q4, 2006, compared to operating earnings of $6.9 million on sales of $245.0 million in Q3, 2006. EBITDA in Q4 was $18.4 million, a $13.2 million decrease from $31.6 million recorded in the previous quarter. The primary reasons for the decreases are discussed below.
Sales volume of 252,700 tonnes in Q4 decreased 11,900 tonnes, or 4.5%, from the previous quarter when the Company shipped record-high coated and uncoated specialty sales volumes.
Average sales revenue in Q4 of $927 per tonne remained consistent with the $926 per tonne recorded in Q3.
Management’s discussion and analysis

2006 Annual report   33
Average cash costs in Q4 were $853 per tonne, an increase of $47 per tonne compared to the previous quarter. Higher maintenance spending and fibre prices, increased usage of fossil fuel and one-time closure costs for the Port Alberni groundwood pulp mill more than offset savings from performance improvements.
Operational performance — newsprint

The newsprint business recorded operating earnings of $1.9 million on sales of $128.4 million in Q4, 2006, compared to operating earnings of $7.5 million on sales of $128.8 million in Q3, 2006. EBITDA in Q4 was $14.5 million, a $3.7 million decrease from $18.2 million recorded in the previous quarter. The primary reasons for the decreases are discussed below. The decline in operating earnings was also partially due to impairment losses of $1.5 million recorded on the Company’s A3 paper machine in Q4. Further details are provided in the “Critical Accounting Policies and Estimates” section.
Sales volume of 170,100 tonnes in Q4 was consistent with the previous quarter.
Average sales revenue in Q4 of $754 per tonne decreased $7 per tonne compared to the previous quarter, with weaker transaction prices being the primary factor for the decrease.
Average cash costs in Q4 were $669 per tonne, an increase of $16 per tonne from the previous quarter. Higher maintenance spending and fibre prices and increased usage of fossil fuel more than offset savings from performance improvements.
Operational performance — pulp

The pulp business recorded operating earnings of $1.4 million on sales of $108.2 million in Q4, 2006, compared to operating earnings of $2.6 million on sales of $112.2 million in Q3, 2006. EBITDA in Q4 was $15.6 million, a $2.6 million increase from $13.0 million recorded in the previous quarter. The primary reasons for the movements are discussed below. The decline in operating earnings was also due in part to impairment losses of $3.8 million recorded on the Company’s assets in Q4. Further details are provided in the “Critical Accounting Policies and Estimates” section.
Sales volume of 145,500 tonnes in Q4 decreased by 10,400 tonnes, or 6.7%, from the previous quarter, reflecting primarily the timing of pulp shipments to Asia.
Average sales revenue in Q4 was $744 per tonne, an increase of $24 per tonne from the previous quarter, primarily due to higher pricing for pulp.
Average cash costs in Q4 were $636 per tonne, which was consistent with the previous quarter. Higher fibre and energy prices, increased steam usage, and higher regular maintenance spending were offset mainly by lower scheduled maintenance shutdown costs and the impact of an eight-day curtailment in Q4.
Management’s discussion and analysis

34   Catalyst Paper Corporation
Three months ended December 31, 2006 compared to three months ended December 31, 2005
Consolidated results of operations

EBITDA
EBITDA in Q4, 2006 was $48.5 million, up $0.2 million, or 0.4%, from $48.3 million in Q4, 2005. Higher product prices across most paper and pulp grades and further performance improvements were offset by the negative impacts of the stronger Canadian dollar and inflation, and by higher costs.
The following table summarizes the key changes in EBITDA from Q4, 2005 to Q4, 2006:

($ millions)

Q4, 2005 EBITDA	$48.3
Improved pulp prices	22.9
Improved paper prices	9.2
Impact of stronger Canadian dollar, net of hedging program	(20.9)
Inflation	(15.4)
Other, net	4.4

Q4, 2006 EBITDA	$48.5

Net earnings (loss)
Net loss in Q4, 2006 was $37.2 million ($0.17 per common share), compared to a net loss of $8.0 million ($0.04 per common share) in Q4, 2005. Net loss in Q4, 2006 included a $26.2 million ($0.12 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange loss of $2.2 million ($0.01 per common share) in Q4, 2005. Net loss in Q4, 2006 also included an after-tax impairment loss of $3.8 million ($0.02 per common share). Net loss in Q4, 2005 also included favourable income tax adjustments of $5.0 million ($0.02 per common share).
Net loss before the abovementioned items in Q4, 2006 was $7.2 million ($0.03 per common share), compared to a net loss before the abovementioned items of $10.8 million ($0.05 per common share) in the same period of 2005.
Operational performance — specialty papers

The specialty papers business recorded an operating loss of $6.6 million on sales of $234.0 million in Q4, 2006, compared to operating earnings of $9.3 million on sales of $238.8 million in the same quarter of 2005. EBITDA in Q4, 2006 was $18.4 million, a $13.7 million decrease from $32.1 million recorded in the same quarter last year. The primary reasons for the decreases are discussed below.
Sales volume of 252,700 tonnes in Q4, 2006 was in line with the same quarter last year.
Management’s discussion and analysis

2006 Annual report   35
Average sales revenue in Q4, 2006 was $927 per tonne, a decrease of $29 per tonne from Q4, 2005. The decrease was due to the negative impact of the significantly stronger Canadian dollar and, to a lesser extent, weaker coated prices, which together more than offset stronger prices for uncoated and directory grades, and an improved customer and grade mix.
Average cash costs in Q4, 2006 were $853 per tonne, an increase of $26 per tonne from the same quarter of 2005. Higher maintenance spending and shutdowns in addition to increased fibre and energy prices more than offset savings from performance improvements.
Operational performance — newsprint

The newsprint business recorded operating earnings of $1.9 million on sales of $128.4 million in Q4, 2006, compared to operating earnings of $8.4 million on sales of $141.9 million in the same quarter of 2005. EBITDA of $14.5 million in Q4, 2006 was down $6.3 million from $20.8 million recorded in Q4, 2005. The primary reasons for the decreases are noted below. The decline in operating earnings was also partially due to impairment losses of $1.5 million recorded on the Company’s A3 paper machine in Q4, 2006. Further details are provided in the “Critical Accounting Policies and Estimates” section.
Sales volume of 170,100 tonnes in Q4, 2006 was down 17,200 tonnes, or 9.2%, from Q4, 2005, due primarily to the Company optimizing its swing machine capacity to meet the higher demand for other grades.
Average sales revenue of $754 per tonne in Q4, 2006 decreased $4 per tonne from the same period of 2005, with the negative impact of the stronger Canadian dollar more than offsetting higher transaction prices and a favourable market, grade and customer mix.
Average cash costs in Q4, 2006 were $669 per tonne, an increase of $22 per tonne from the same quarter of 2005. Higher fibre costs and fossil fuel usage, increased maintenance spending and the impact of inflation more than offset the savings from performance improvements.
Operational performance — pulp

The pulp business recorded operating earnings of $1.4 million on sales of $108.2 million in Q4, 2006, compared to an operating loss of $15.4 million on sales of $91.2 million in Q4, 2005. EBITDA was $15.6 million in Q4, 2006, an increase of $20.2 million from negative EBITDA of $4.6 million recorded in the same quarter last year. The primary reasons for the movements are discussed below. The increase in operating earnings was offset by impairment losses of $3.8 million recorded on the Company’s assets in Q4, 2006. Further details are provided in the “Critical Accounting Policies and Estimates” section.
Sales volume of 145,500 tonnes in Q4, 2006 was consistent with the same period of 2005.
Average sales revenue in Q4, 2006 was $744 per tonne, up $112 per tonne from Q4, 2005, due largely to stronger transaction prices, which more than offset the negative impact of the stronger Canadian dollar.
Average cash costs in Q4, 2006 were $636 per tonne, an improvement of $28 per tonne from the same quarter of 2005, with savings from performance improvements more than offsetting higher fibre costs and the impact of inflation.
Management’s discussion and analysis

36   Catalyst Paper Corporation
4   FINANCIAL CONDITION
The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2006, and December 31, 2005.

	06	05	Variance

(In millions of dollars)

Working capital	$280.5	$237.1	$43.4	Increase primarily reflects higher cash and cash equivalents, receivable levels, and reclasses of short-term liabilities to long-term liabilities. The increase was partially offset by higher payables.

Capital assets	2,023.1	2,139.3	(116.2)	Amortization expense including impairment losses of $23.4 million exceeded capital asset additions. Refer to the “Investing Activities” section for additional details on capital asset additions.

Other assets	40.8	40.1	0.7	Increase mostly reflects the increase in long-term receivables partly offset by the amortization of deferred financing costs.

Long-term debt	854.5	861.9	(7.4)	Decrease primarily reflects the $6.5 million repayment of revolving debt. Refer to the “Capital Resources” section for further details on the change in long-term debt.

Other long-term obligations	214.7	209.7	5.0	Increase primarily relates to higher employee future benefits and reclasses of short-term liabilities to long-term liabilities. This was partly offset by the reduction in fair value of hedging instruments.

Future income taxes and deferred credits	269.4	325.2	(55.8)	$22.9 million of the decrease relates to the reduction in the federal corporate tax rate. The balance of the reduction primarily relates to the future income tax on the 2006 losses.

Contributed surplus	9.3	7.3	2.0	Increase relates to the recording of stock based compensation.

Management’s discussion and analysis

2006 Annual report   37
5   LIQUIDITY AND CAPITAL RESOURCES

Selected annual financial information	06	05	04

(In millions of dollars, except where otherwise stated)
Cash flows provided by operations before changes in non-cash working capital	$170.0	$104.5	$88.9
Changes in non-cash working capital	(8.6)	(11.5)	(24.4)

Cash flows provided by operations	161.4	93.0	64.5
Cash flows used by investing activities	(85.8)	(93.0)	(41.8)
Cash flows provided (used) by financing activities	(40.1)	(26.0)	3.3
Capital spending	93.2	95.2	68.0
Amortization [1]	207.1	180.3	184.1
Capital spending as % of amortization	45%	53%	37%
Total debt to total capitalization [2,3]	46%	46%	44%
Net debt to net capitalization [4,5]	45%	46%	43%

1	2006 amortization expense includes a $19.1 million impairment loss related to the permanent closure of the A3 paper machine, and $4.3 million in other asset impairments.

2	Total debt comprises long-term debt, including current portion.

3	Total capitalization comprises total debt and shareholders’ equity.

4	Net debt comprises total debt, less cash on hand.

5	Net capitalization comprises net debt and shareholders’ equity.

Selected quarterly	06				05
financial information	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

(In millions of dollars)
Cash provided (used) by operations (before changes in non-cash working capital)	$43.3	$28.4	$48.6	$49.7	$26.0	$15.4	$17.5	$45.6
Changes in non-cash working capital	(1.9)	18.2	(27.4)	2.5	5.2	16.3	(39.3)	6.3

Cash provided (used) by operations	41.4	46.6	21.2	52.2	31.2	31.7	(21.8)	51.9
Capital spending	11.8	17.5	22.9	41.0	11.4	34.5	23.8	25.5

Management’s discussion and analysis

38   Catalyst Paper Corporation
The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt repayment obligations in the near and intermediate term.
Operating activities

Cash flow provided by operating activities, after changes in non-cash working capital, was $161.4 million in 2006, compared to $93.0 million in the previous year. The increase of $68.4 million was primarily attributed to higher EBITDA and decreased non-cash working capital requirements in 2006. The Company’s operating cash flow requirements are primarily for labour, salaries and benefits, and the purchase of raw materials, energy and distribution services. Working capital requirements in 2007 are not expected to be materially different than those of 2006.
Investing activities

Cash used for investing activities in 2006 totalled $85.8 million, compared to $93.0 million in the previous year. The Company’s capital spending in 2006 totalled $93.2 million, compared to $95.2 million in 2005. Major capital investments in 2006 included a $5.6 million project to bypass a primary clarifier and a $3.1 million project on a paper machine ventilation improvement, both at the Powell River division. In addition, there were various small-investment, high-return capital projects, including a number of projects to increase product quality.
The Company anticipates that cash flows will be generated primarily from operations and the Facility.
Financing activities

Cash used by financing activities was $40.1 million in 2006, compared to $26.0 million in the previous year. The increase of $14.1 million was primarily attributable to the absence of drawings on the Company’s revolving loan in 2006 and the repayment of the $6.5 million owing at the end of 2005.
Management’s discussion and analysis

2006 Annual report   39
Capital resources

The Company’s capital resources at December 31, 2006 included cash and cash equivalents along with the amount available under the Facility. The Company’s $350.0 million Facility was undrawn. After outstanding letters of credit of $26.4 million, $323.6 million was available to be drawn at year-end 2006, compared to $316.0 million at year-end 2005. These resources, together with operating cash flows, are expected to enable the Company to meet its minimum payments.
The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2006, excluding amounts due for interest on outstanding indebtedness.

Payments due by period	07	08	09	10	11	Thereafter

(In millions of dollars)
Long-term debt	$—	$—	$75.0	$—	$468.7	$310.8
Capital lease obligations	0.7	0.7	0.7	0.7	0.7	1.9
Operating leases	13.1	11.3	10.1	9.2	8.8	39.5
Other commitments	1.6	1.6	1.6	1.6	1.6	0.5

Total	$15.4	$13.6	$87.4	$11.5	$479.8	$352.7

As at December 31, 2006, the total long-term debt outstanding was $854.5 million. Principal repayments on this debt do not begin until July 2009. The Company’s net-debt to net-capitalization ratio at December 31, 2006, was 45%, or 1%, lower than December 31, 2005.
Management’s discussion and analysis

40   Catalyst Paper Corporation
The following table illustrates the changes in the Company’s long-term debt during 2006:

	Carrying value	Net		Carrying value
	December 31,	increase	Foreign	December 31,
Issue	2006	(decrease)	exchange	2005

(In millions of dollars)
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$468.7	$—	$(0.7)	$469.4
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.3	—	(0.2)	291.5
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	—	(6.5)	—	6.5

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	75.0	—	—	75.0
Subordinated promissory notes	19.5	—	—	19.5

Total long-term debt	$854.5	$(6.5)	$(0.9)	$861.9

The Company is in compliance with the covenants under its Facility and senior notes indentures. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 3.0:1 as at December 31, 2006 (2.0:1 as at December 31, 2005). In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the 8.625% and 7.375% senior notes was negative $72.5 million and negative $47.5 million, respectively, as at December 31, 2006 (negative $69.1 million and negative $44.1 million, respectively, as at December 31, 2005), as a result of the accumulation of losses in recent years. Under the senior note covenants, the Company is restricted from making certain payments, including the payment of dividends, unless the balances in these baskets are positive.
Credit ratings
In August 2006, Moody’s Investors Services, Inc. (“Moody’s”) changed its outlook on the Company’s debt ratings to stable from negative. In September 2006, Moody’s supplemented its rating methodology to incorporate “probability of default ratings” for its speculative-grade corporate families and “loss given default assessments” on its individual-rated debt issues. On the introduction of the enhanced rating methodology, Moody’s raised its credit ratings on the Company’s secured revolving operating facility to Ba1 from Ba3 and lowered its credit ratings on the unsecured senior notes to B2 from B1. These changes are not expected to significantly affect the Company’s interest costs or its cost of capital.
Management’s discussion and analysis

2006 Annual report   41
The following table highlights the Company’s credit ratings and outlook with Moody’s, Standard & Poor’s Corporation and Dominion Bond Rating Service as at December 31, 2006, 2005, and 2004:

December 31,	06		05	04

Moody’s
Outlook	Stable		Negative	Negative
Corporate family rating	B1		B1	Ba3
Senior unsecured debt	B2		B1	Ba3
Senior secured credit facility	Ba1		Ba3	Ba2
Standard & Poor’s
Outlook	Stable		Stable	Negative
Long-term corporate credit	B+		B+	BB-
Senior unsecured debt	B+		B+	BB-
Senior secured debt	BB-		BB-	BB
Dominion Bond Rating Service
Outlook	Negative	[1]	Negative	Stable
Senior unsecured debt	BB		BB	BB

1	Effective January 18, 2007, Dominion Bond Rating Service changed the Outlook to stable from negative.
Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, and to energy costs and long-term debt. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.
Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At December 31, 2006, 61% of the options and contracts were designated as hedging instruments and the resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”. At period-end exchange rates, the net amount the Company would pay to settle the foreign currency options and forward contracts is $3.8 million, of which $6.0 million is included in “Prepaids and other”, $3.0 million is included in “Accounts payable and accrued liabilities”, and negative $6.8 million is not yet recorded in the financial statements. The hedging program improved the Company’s sales value by $14.3 million in 2006.
At December 31, 2006, commodity swap agreements were outstanding to fix the sales price on NBSK pulp for 8,800 metric tonnes within the next 12 months at a weighted average PIX price of US$702 per tonne. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.3 million at the end of 2006.
Management’s discussion and analysis

42   Catalyst Paper Corporation
Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$23.0 million in forward foreign exchange contracts and options to acquire U.S. dollars over a five-year period. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $4.0 million.
Cost risk management instruments
To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as “Accounts payable and accrued liabilities” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would pay to settle these contracts is $0.6 million, all of which is included in “Accounts payable and accrued liabilities” and has been recognized in “Cost of sales”.
Interest rate swaps
The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At December 31, 2006, the Company had pay-floating, receive-fixed interest rate swap contracts for notional US$100.0 million, and has designated them as hedging instruments. At period-end swap rates, the net amount the Company would receive to settle these contracts is $1.2 million.
6   RELATED PARTY TRANSACTIONS
Effective February 16, 2006, Norske Skog sold its 29.4% shareholding in the Company. Concurrently, the three directors from Norske Skog resigned from the Company’s board of directors. Norske Skog had not been involved in the management of the Company since 2001, and the shareholder transaction has not impacted the Company’s operations or its current distribution agreement with Norske Skog in Asia. The Company did not receive any proceeds related to this transaction.
Effective October 23, 2006, TAM increased its shareholdings in the Company on behalf of certain client accounts to 37.97% and as a result, became a significant shareholder together with its subsidiaries and affiliates. The Company did not undertake any transactions with TAM during the year ended December 31, 2006.
Directors and employees
The Company undertakes certain transactions with companies affiliated with a director of the Company. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2006, the Company paid aggregate fees of approximately $0.4 million (2005 — nil) primarily for legal services to a firm affiliated with a director of the Company. The Company has charged the costs to SG&A expense. In 2006, the Company also paid $3.9 million (2005 — $1.8 million) primarily for chemicals used in the manufacturing process to a company affiliated with an officer and director of the Company. The Company charged these costs to “Cost of sales”.
Management’s discussion and analysis

2006 Annual report   43
The Company has advanced interest-free loans to officers of the Company. As at December 31, 2006, the balance outstanding was $0.1 million (2005 — $0.4 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.
7   OFF-BALANCE SHEET ARRANGEMENTS
Financial instruments

The Company has ongoing programs with respect to financial instruments, for which it has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments is not recorded in the financial statements:
•	Sales — Foreign currency options and forward contracts having a notional principal of US$385 million with major financial institutions.
•	Interest Rates — Fixed to floating interest rate swaps having a principal amount of US$100 million with major financial institutions. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six-month LIBOR plus 2.0%.
Further discussion of financial instruments is provided under “Financial Instruments” in the “Liquidity and Capital Resources” section.
Guarantees

Business dispositions
The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.
Loans
The Company has entered into a building lease agreement whereby it will continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. At December 31, 2006, the value of the mortgage was $11.9 million. This agreement does not increase the Company’s liability beyond the obligations for the building lease.
Management’s discussion and analysis

44   Catalyst Paper Corporation
Recycling plant acquisition
In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.
8   SUMMARY OF QUARTERLY RESULTS
The following table highlights selected financial information for the eight consecutive quarters through to December 31, 2006. A more detailed analysis of Q4, 2006 results is provided in the “Quarterly Segmented Results of Operations” section.

	06				05
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

(In millions of dollars, except per share amounts)
Sales	$456.3	$469.6	$486.0	$470.6	$462.7	$439.0	$450.3	$471.9
EBITDA [1]	47.3	52.4	62.8	48.5	33.6	25.4	47.9	48.3
Net earnings (loss)	(23.6)	42.4	2.5	(37.2)	(21.8)	(30.0)	34.2	(8.0)
Net earnings (loss) per share — basic and diluted	$(0.11)	$0.20	$0.01	$(0.17)	$(0.10)	$(0.14)	$0.16	$(0.04)

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
In Q1, 2006, the net loss increased by $15.6 million ($0.07 per common share), compared to Q4, 2005, due largely to an $11.6 million after-tax impairment loss, which was partially offset by a $1.9 million decrease in the after-tax foreign exchange loss arising from the translation of U.S.-dollar-denominated debt.
In Q2, 2006, the $66.0 million ($0.31 per common share) improvement in net earnings, compared to Q1, 2006, was related primarily to a $26.5 million increase in foreign exchange gain on the translation of U.S.-dollar-denominated debt, a $22.9 million release of future income taxes related to the reduction in the federal corporate income tax rate, and the absence of the $11.6 million after-tax impairment loss recorded in the previous quarter.
Management’s discussion and analysis

2006 Annual report   45
In Q3, 2006, the $39.9 million ($0.19 per common share) decrease in net earnings, compared to Q2, 2006, was due largely to a decrease in the after-tax foreign exchange gain arising from the translation of U.S.- dollar-denominated debt of $26.1 million, and the absence of the $22.9 million release of future income taxes recorded in the previous quarter.
In Q4, 2006, the $39.7 million ($0.18 per common share) increase in net loss, compared to Q3, 2006, was due largely to an increase in the after-tax foreign exchange loss arising from the translation of U.S.-dollar-denominated debt of $26.3 million and an after-tax impairment loss of $3.8 million.
9   NON-GAAP MEASURES
The following measure, included in this report, does not have a standardized meaning under Canadian GAAP.
EBITDA (earnings before interest, income taxes, depreciation and amortization), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of the Company’s results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.
As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.
The following table reconciles the Company’s net earnings (loss) to EBITDA:

	06	05	04

(In millions of dollars)
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)
Amortization	183.7	180.3	184.1
Impairment loss on property, plant and equipment	23.4	—	—
Foreign exchange (gain) loss on translation of long-term debt	0.3	(24.7)	(53.5)
Loss on repayment of long-term debt	—	—	5.2
Other (income) expense, net	(1.8)	(4.5)	(1.2)
Interest expense, net	73.8	75.7	74.9
Income tax recovery	(54.0)	(46.6)	(28.1)
Non-controlling interest	1.5	0.6	—

EBITDA	$211.0	$155.2	$152.8

Management’s discussion and analysis

46   Catalyst Paper Corporation
10   CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
Note 2 to the December 31, 2006 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, and income taxes. Actual results could differ from these estimates.
The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to a fair degree of measurement uncertainty.
Environmental and legal liabilities

Environmental and legal liabilities are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.
As at December 31, 2006, the Company had a provision of approximately $23 million for environmental, remedial and other obligations. In addition, the Company capitalized approximately $7 million, related largely to the improvement of air emission. The Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $2 million in 2007.
Impairment of long-lived assets

The Company reviews long-lived assets, which are primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. A long-lived asset impairment is possible when an asset’s carrying value exceeds management’s estimate of its undiscounted future cash flows. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition. Key assumptions used in estimating the future cash flow and fair value include, for example, future product pricing over the commodity cycle, foreign exchange rates, and future estimates of useful life.
Management’s discussion and analysis

2006 Annual report   47
In Q1, 2006, after undertaking an operational review of the A3 paper machine, the Company determined that the previously announced indefinite closure of this machine would be permanent. Accordingly, the Company tested the long-lived assets of the permanently closed paper machine for impairment. This impairment test required making estimates of the fair value of the long-lived assets that the Company expected would not continue to be used on other paper machines in its inventory. The fair value was based on management’s estimates of the value of used paper machine equipment. As a result of this test, the Company recorded a $17.6 million impairment loss in Q1, 2006.
In Q4, 2006, the Company completed a thorough review of the A3 paper machine long-lived assets that were expected to be used on other paper machines in its inventory. This review was primarily done by the mill’s engineering group, and included a feasibility analysis, consideration of future capital spending plans, and determination of maintenance requirements. Through the review, the Company determined that it would not be desirable to use on other paper machines some of the long-lived assets it originally expected could be used. The Company then made estimates of the fair value of these long-lived assets. Similar to the impairment exercise in Q1, 2006, the fair value of the long-lived assets that weren’t going to be used on other paper machines was based on management’s estimate of the value of used paper machine equipment. Accordingly, the Company increased its estimate of the A3 paper machine impairment loss by $1.5 million in Q4. In total, the A3 paper machine impairment loss was $19.1 million, which was booked in the newsprint segment.
In Q3, 2006, the Company announced it was indefinitely idling its Port Alberni groundwood pulp mill, effective September 30, 2006, and was planning to replace the high-cost groundwood pulp with recycled fibre from the Company’s recycling division. At that time, it was uncertain whether this strategy would negatively affect the Company’s ability to fibre its mills because the fourth and first quarters are traditionally high fibre-usage periods. It was determined late in Q4, 2006 that the recycled fibre strategy was effective and, as a result, the Company concluded that the groundwood mill closure was permanent. Accordingly, the Company determined which long-lived assets would be retained for alternate uses. The Company then made an estimate of the fair value of the long-lived assets that were not going to be retained. Fair value was based on management’s estimate of the value of the used pulp mill equipment. Due to the age of the long-lived assets that were not going to be retained, the carrying cost of these assets was low and, as a result, the impairment loss recorded in Q4, 2006 was less than $0.1 million. The impairment loss was recorded in the specialty papers segment in “Cost of sales”.
As part of its annual review of long-lived assets, the Company in Q4, 2006 identified certain long-lived assets that had been previously idled and determined that these assets would not be brought back into service. Accordingly, the Company made an estimate of the fair value of these assets based on scrap metal prices, net of removal costs and recorded an impairment loss of $4.3 million in Q4, 2006. The impairment loss was recorded in the pulp and specialty papers segments, $3.8 million and $0.5 million, respectively.
Long-lived assets represented approximately 77% of total assets as at December 31, 2006. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.
Due to the numerous variables associated with judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.
Management’s discussion and analysis

48   Catalyst Paper Corporation
Pension and post-retirement benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair value of the Company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in the Company’s financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations as well as the charges disclosed in the Company’s financial statements. These assumptions include:
•	The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. The discount rate, as at December 31, 2006, was estimated to be 5.0%.
•	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The Company, with the assistance of independent actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2006, a rate of return of 7.0% was determined by management in consultation with its independent actuarial advisors.
•	Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2006, the rate of compensation increase of 3.0% was determined by management in consultation with its independent actuarial advisors.
•	Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2006, an initial health care trend rate of 9.0% was determined by management in consultation with its independent actuarial advisors. The initial health care trend rate is expected to decline by 1.0% annually, and the ultimate health care trend rate is estimated to be 5.0%.
Actual experience can vary significantly from estimates and could materially impact the estimated cost of employee benefit plans and future cash requirements.
Management’s discussion and analysis

2006 Annual report   49
The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, and the accrued other employee future benefit and related net periodic benefit cost for 2006. This sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

	Pension benefit plans		Other benefit plans
	Accrued benefit	Net 2006	Accrued benefit	Net 2006
	obligation	expense	obligation	expense

(In millions of dollars)
Expected rate of return on assets
Impact of:
1% increase	N/A	(2.4)	N/A	N/A
1% decrease	N/A	2.4	N/A	N/A

Discount rate
Impact of:
1% increase	(34.8)	(3.8)	(31.6)	(2.7)
1% decrease	38.4	3.7	36.9	2.9

Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	41.6	6.1
1% decrease	N/A	N/A	(33.0)	(4.8)

Provision for bad debt and doubtful accounts

The Company uses generally accepted practices in estimating required provisions for doubtful accounts and bad-debt losses arising on trade and other receivable balances. The Company’s estimate of the required allowance is a matter of opinion and the actual loss eventually sustained may be more or less than estimated.
The Company regularly reviews the collectibility of its accounts receivable. The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to determine its estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad-debt expense to be recorded. While the Company has not experienced any significant bad-debt expense in prior periods, declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time.
In September 2006, the Company strengthened its accounts receivable insurance coverage by purchasing account receivable put options on selected accounts receivable balances. As a result of adding this form of insurance coverage, the Company reassessed its allowance for doubtful accounts and reduced its allowance for doubtful accounts by $3.3 million. As at December 31, 2006, “Accounts receivable” comprised approximately
Management’s discussion and analysis

50   Catalyst Paper Corporation
11% of total assets. Included in this balance was a provision of approximately $3.1 million for doubtful accounts, or approximately 1.1% of accounts receivable (as at December 31, 2005, approximately $7.0 million for doubtful accounts, or approximately 2.8% of accounts receivable).
Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection is made of taxable income and estimates made of the ultimate recovery or settlement of temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual.
The Company’s future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period for these temporary differences requires judgment. The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws. As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by approximately $8.1 million.
In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which the Company operates and its judgment as to the appropriate allocation of income and deductions to those jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and the Company’s judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in settlements that differ from the Company’s estimated amounts.
11   CHANGES IN ACCOUNTING POLICIES
The Company did not adopt any new accounting standards or change any accounting policies in 2006.
12   IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIOD
In April 2005, the Canadian Institute of Chartered Accountants issued the following new accounting standards, which impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income:
1.	Section 1530, “Comprehensive Income”, defines and establishes the reporting requirements for comprehensive income.

2.	Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.
Management’s discussion and analysis

2006 Annual report   51
3.	Section 3855, “Financial Instruments — Recognition and Measurement”, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.	Section 3861, “Financial Instruments — Disclosure and Presentation”, replaces Section 3860, “Financial Instruments — Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

5.	Section 3865, “Hedges”, establishes the standards for when and how hedge accounting may be applied.
The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently in the process of evaluating the impact of the new accounting standards on its financial position, results of operations, and cash flows.
13   RISKS AND UNCERTAINTIES
The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.
In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.
A discussion of the principal uncertainties to which the Company is subject follows.
Product prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affect product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.
Management’s discussion and analysis

52   Catalyst Paper Corporation
The newsprint market is mature, but the Company believes it remains well positioned to mitigate the impact of this decline through its ability to switch grades.

The “Sensitivity Analysis” section provides further details about the Company’s sensitivity to product price fluctuations.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates. The Company is focused on improving productivity and reducing costs to stay competitive.

International sales

A significant portion of the Company’s sales are outside Canada and the United States. Therefore, the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of the Company’s distribution agreement with an affiliate of Norske Skogindustrier ASA, either party on six months notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13 to 24-month U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

The “Sensitivity Analysis” section provides further details about the Company’s sensitivity to foreign exchange fluctuations.
Management’s discussion and analysis

2006 Annual report   53
Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply by third parties of wood fibre, over half of which is provided by three suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, and shutdown of operations by suppliers or the Company for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term fibre contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ wood fibre requirements. The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing. As a result, there is no assurance that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

The Company is currently monitoring the impacts of the softwood lumber agreement and the weakening U.S. housing market to determine British Columbia’s lumber producers’ ability to maintain production levels. The Company’s cost of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company at current levels or from cost-effective locations or due to increased market prices.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are located. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from this facility. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

The “Sensitivity Analysis” section provides further details about the Company’s sensitivity to fibre cost movements.

Aboriginal claims

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.
Management’s discussion and analysis

54   Catalyst Paper Corporation
Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits. In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests. This new relationship policy is directed, in part, at improving decision-making affecting land and resource use. It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable. In April 2004 there was a rate increase of approximately 5%, the first increase in 11 years. In early 2006, BC Hydro (the “Utility”) announced an interim rate increase of 4.65%, effective July 1, 2006, subject to regulatory approval in late 2006. In November 2006, after a negotiated settlement process, the Utility regulatory commission approved a final rate increase of 1.54%, effective July 1, 2006 to January 31, 2007. The higher rate increase will remain in effect until the end of January 2007. In March 2007, the Utility plans to issue a refund to customers based on the difference between the interim 4.65% increase and the final 1.54% rate increase for the period July 1, 2006 to January 31, 2007. In addition, the Utility regulatory commission approved a further increase of 1.64% over the Utilities rate prior to July 2006, effective February 1, 2007 and will also charge an additional rate rider of 2% on all customer bills for the period February 1, 2007 to March 31, 2008. The Company has recorded a $2.8 million receivable for the refund applicable for the period July 1, 2006 to December 31, 2006. The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward the Utility will be requesting rate increases on a more regular basis than in the past should the cost of electricity sources continue to rise. Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

Effective April 1, 2006, the Utility implemented its redesigned rate structure for industrial customers. The new rate structure has resulted in the Company acquiring 90% of the electricity purchased from the Utility at an annual rate that is lower than the previous regulated rate, and 10% of the electricity at an annual rate that approximates the long-term acquisition costs paid by the Utility for incremental electricity. The change in rate structure, by design, is not expected to materially impact the Company’s total cost of electricity, assuming no change to the Company’s electricity consumption, but it has been designed to motivate industrial customers to reduce their electricity consumption. Consequently, the new rate structure has provided substantial, but yet to be quantified, opportunity for cost reductions.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.
Management’s discussion and analysis

2006 Annual report   55
A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

The “Sensitivity Analysis” section provides further details about the Company’s sensitivity to energy cost fluctuations.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, which are generally related to contract disputes and employment law. As at December 31, 2006, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazine and other publication papers. In late 2006, the European Commission reportedly completed its investigation and the Company was also conditionally dismissed from the class action brought by direct purchasers. The Company remains a defendant in class actions brought by indirect purchasers. The Company believes there is no merit to the lawsuits with respect to the Company, but will nonetheless continue to incur related costs to defend itself.

Prior period losses

The Company has recorded a net loss in seven of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar and, to a lesser extent, market conditions. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations, like those of other producers, have recently been under pressure as a result of the relatively strong Canadian dollar and market conditions that do not compensate producers for rising energy costs. While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and its debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on and satisfy its debt obligations will depend on its future operating performance and ability to obtain additional debt or equity financing when necessary. Prevailing economic conditions and financial, business and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.
Management’s discussion and analysis

56   Catalyst Paper Corporation
Environmental regulation

The Company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company’s wood fibre supplier employees are members of the United Steelworkers of Canada whose contract is set to expire on June 15, 2007. The Company believes that the union and the employees will be able to come to terms without a work stoppage. However, should a work stoppage occur, the Company’s wood fibre supply could be negatively impacted both in terms of volume and cost. Contingency plans have been developed to mitigate against a supply disruption resulting from a potential labour impasse.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Distribution centre employees are members of the Christian Labour Association of Canada (CLAC). Collective agreements with the CEP and PPWC unions expire in April 2008. During Q1, 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires on April 30, 2012. The collective agreement with CLAC expires April 2012. The Company believes its labour relations are strong and does not anticipate labour disruptions in its operations.

14 SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on specialty paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency market risk on accounts receivable and future sales.
Management’s discussion and analysis

2006 Annual report   57
Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and inputs whose pricing is highly correlated to energy.

Fibre costs

The Company’s supply of fibre is reliable, although it is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs and old newspapers (“ONP”).

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

			Earnings
	EBITDA [5]	Net earnings [1]	per share

(In millions of dollars, except per-share amounts)
Product prices [2]
A US$10 per tonne change in the sales price of:
Specialty papers	$12.8	$8.5	$0.04
Newsprint	7.2	4.7	0.02
Pulp	5.8	3.9	0.02
Foreign exchange [3]
A US$0.01 change in the U.S. dollar relative value of the Canadian dollar	$14.0	$9.2	$0.04
Energy cost sensitivity [4]
A 5% change in the price of:
Natural gas and oil — direct purchases	$3.6	$2.3	$0.01
Electricity — direct purchases	8.6	5.7	0.03
Fibre sensitivity [4]
A 5% change in the price of:
Wood chips and sawdust	$13.9	$9.2	$0.04
ONP	1.3	0.8	Less than $0.01

1	Based on an expected tax rate of 34%.

2	Based on full 2007 capacities.

3	Based on a movement from US$0.86 to US$0.87, and excludes the Company’s hedging program and the impact of the Company’s translation of U.S.-dollar-denominated debt.

4	Based on 2006 consumption levels.

5	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
Management’s discussion and analysis

58   Catalyst Paper Corporation
15	OUTLOOK

2007 is shaping up to be a challenging year for the Company and industry. At the forefront, the U.S. economy is expected to weaken in 2007. As well, fibre prices continue to increase because of regional market price increases and supply limitations, putting additional pressure on the Company’s margins.

Canadian National Railway is in negotiations with the United Transportation Union, the union representing its train conductors and yard services crews. The union has commenced strike action. A strike could potentially affect inbound deliveries of materials to the Company’s mills and outbound distribution of the Company’s products. Contingency plans are in place, but the Company may incur additional costs if a strike occurs.

Labour disruption may arise between four tugboat and barging operators and the Canadian Merchant Services Guild. These operators are responsible for the transportation of fibre through the Fraser River as well as berthing at Crofton. Contingency plans have been established to ensure a continuity of supply should a disruption arise, but the Company may incur additional costs as a result of this disruption.

The Company’s 2007 Performance Improvement Program, which is currently under review, is expected to drive additional EBITDA benefits. In 2007, the Company is anticipating performance improvements through efforts in all areas, but there is a focus on manpower reductions.

Exchange rates are moving in the Company’s favour with the weaker Canadian dollar assisting on the operating revenue side and the strong Euro putting cost pressures on European specialty paper producers.

Capital spending is expected to continue to be directed toward high-return projects. Unlike the previous year when annual planned maintenance was evenly distributed through each quarter, the Company currently expects its 2007 annual planned maintenance on its pulp and paper facilities to be more heavily weighted toward the first half of the year.

16	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company conducted an evaluation under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, as of December 31, 2006, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian securities laws is (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian securities regulatory authorities and (b) accumulated and communicated to the Company’s management including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Company’s chief executive officer and chief financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the board of directors. The board of directors has read and approved this MD&A. Through discussions with management, the board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.
Management’s discussion and analysis

2006 Annual report   59
Internal controls

On March 10, 2006, the Canadian Securities Administrators issued Notice 52-313, “Status of Proposed MI 52-111 Reporting on Internal Control over Financial Reporting and Proposed Amended and Restated MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“Notice 52-313”). Notice 52-313 advised market participants that proposed Multilateral Instrument 52-111, “Reporting on Internal Control over Financial Reporting”, will be dropped, and that Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Findings”, will be modified to require:
•	Annual Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) certifications stating that they have evaluated the effectiveness of the issuer’s internal control over financial reporting as of the end of the financial year, and caused the issuer to disclose in its annual management’s discussion and analysis their conclusions about the effectiveness of internal control over financial reporting as at the end of the financial year based on their evaluations.

•	The issuer will not be required to obtain from its independent auditors an internal control audit opinion concerning management’s assessment of the effectiveness of internal control over financial reporting.

•	These requirements will apply to all reporting issuers, other than investment funds, in all Canadian jurisdictions.

•	The earliest these requirements will apply is in respect of financial years ending on or after December 31, 2007.
As a result of the changes highlighted in Notice 52-313, the Company’s CEO and CFO are required to certify as to the design of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2006, and the certification as to the effectiveness of internal control over financial reporting will be added for the fiscal year ended December 31, 2007.

Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls” (“Section 404”), continues to require that management assess and report on the effectiveness of internal control over financial reporting annually. The Company was required to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

On August 9, 2006, the Securities and Exchange Commission (“SEC”) proposed that certain foreign private issuers would continue to be required to include management’s report on internal control over financial reporting, but would be granted relief from the independent auditors’ attestation requirements until fiscal years ending on or after July 15, 2007. On December 15, 2006, the SEC adopted this extension substantially as proposed. The SEC added a requirement for a company’s management to disclose that its assessment of internal control over financial reporting has not been attested to by the independent auditor, if the company is only providing management’s report during its first year of compliance. While not required, the Company has included the attestation of internal control over financial reporting within the scope of the independent auditors’ December 31, 2006, year-end audit. As a result, the independent auditors have expressed an opinion on management’s assessment of internal control over financial reporting as at December 31, 2006.

17	OUTSTANDING SHARE DATA

At February 13, 2007, the Company had 214,604,120 common shares issued and outstanding. Additional information about the Company including the 2006 Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.
Management’s discussion and analysis

60   Catalyst Paper Corporation
Management’s responsibility

Management’s report on financial statements and assessment of internal control over financial reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 23 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting include those processes and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;

•	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.
Consolidated financial statements

2006 Annual report   61
Based on this assessment, management determined that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has issued an auditors’ report on management’s assessment of internal control over financial reporting.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of eight non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Russell J. Horner	Ralph Leverton
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
February 9, 2007
Consolidated financial statements

62   Catalyst Paper Corporation
Auditors’ report on financial statements

To the shareholders of Catalyst Paper Corporation

We have audited the consolidated balance sheets of Catalyst Paper Corporation (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Vancouver, Canada
February 9, 2007
Consolidated financial statements

2006 Annual report   63
Auditors’ report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States)

To the shareholders and board of directors of Catalyst Paper Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting, that Catalyst Paper Corporation (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Consolidated financial statements

64   Catalyst Paper Corporation
Auditors’ report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) (continued)

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 9, 2007 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants Vancouver, Canada

February 9, 2007
Consolidated financial statements

2006 Annual report   65
Consolidated statements of earnings

Years ended December 31,	06	05	04

(In millions of dollars, except where otherwise stated)
Sales	$1,882.5	$1,823.9	$1,878.2
Operating expenses
Cost of sales	1,609.3	1,611.0	1,674.9
Selling, general and administrative	62.2	57.7	50.5
Amortization (note 8)	207.1	180.3	184.1

	1,878.6	1,849.0	1,909.5

Operating earnings (loss)	3.9	(25.1)	(31.3)
Foreign exchange gain (loss) on translation of long-term debt	(0.3)	24.7	53.5
Loss on repayment of long-term debt	—	—	(5.2)
Other income (expense), net	1.8	4.5	1.2
Interest expense, net (note 4)	(73.8)	(75.7)	(74.9)

Earnings (loss) before income taxes and non-controlling interest	(68.4)	(71.6)	(56.7)
Income tax recovery (note 5)	(54.0)	(46.6)	(28.1)

Net earnings (loss) before non-controlling interest	(14.4)	(25.0)	(28.6)
Non-controlling interest (note 3)	(1.5)	(0.6)	—

Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)

Basic and diluted earnings (loss) per share (note 6) (in dollars)	$(0.07)	$(0.12)	$(0.13)

Weighted average common shares outstanding (in millions)	214.6	214.6	214.6

Consolidated statements of retained earnings

Years ended December 31,	06	05	04

(In millions of dollars)
Retained earnings at beginning of year	$98.8	$124.4	$153.0
Net earnings (loss)	(15.9)	(25.6)	(28.6)

Retained earnings at end of year	$82.9	$98.8	$124.4

The accompanying notes are an integral part of the consolidated financial statements.
Consolidated financial statements

66   Catalyst Paper Corporation
Consolidated balance sheets

As at December 31,	06	05

(In millions of dollars)
Assets
Current assets Cash and cash equivalents	$35.5	$—
Accounts receivable	277.9	246.7
Inventories (note 7)	245.0	245.7
Prepaids and other	15.4	24.1

	573.8	516.5
Property, plant and equipment (note 8)	2,023.1	2,139.3
Other assets (note 9)	40.8	40.1

	$2,637.7	$2,695.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$293.3	$279.4
Long-term debt (note 11)	854.5	861.9
Other long-term obligations (note 12)	214.7	209.7
Future income taxes (note 5)	243.9	300.9
Deferred credits (note 13)	25.5	24.3

	1,631.9	1,676.2

Shareholders’ equity
Share capital (note 14)	913.6	913.6
Contributed surplus	9.3	7.3
Retained earnings	82.9	98.8

	1,005.8	1,019.7

	$2,637.7	$2,695.9

Commitments, and Guarantees and Indemnities (notes 20 and 21)
Contingent liabilities (note 22)
Subsequent event (note 24)
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the board:

Russell J. Horner	Thomas S. Chambers
Director	Director
Consolidated financial statements

2006 Annual report   67
Consolidated statements of cash flows

Years ended December 31,	06	05	04

(In millions of dollars)
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)
Items not requiring (providing) cash
Amortization	183.7	180.3	184.1
Impairment loss on property, plant and equipment (note 8)	23.4	—	—
Future income taxes (note 5)	(56.1)	(51.6)	(31.3)
Increase in other long-term obligations	40.5	24.7	23.5
Foreign exchange loss (gain) on translation of long-term debt	0.3	(24.7)	(53.5)
Loss on repayment of long-term debt	—	—	5.2
Non-controlling interest	1.5	0.6	—
Other	(7.4)	0.8	(10.5)

	170.0	104.5	88.9

Changes in non-cash working capital
Accounts receivable	(35.5)	(9.1)	(18.1)
Inventories	0.7	12.4	(22.2)
Prepaids and other	(0.9)	(6.7)	(0.9)
Accounts payable and accrued liabilities	27.1	(8.1)	16.8

	(8.6)	(11.5)	(24.4)

Cash flows provided by operations	161.4	93.0	64.5

Investing
Additions to property, plant and equipment	(93.2)	(95.2)	(68.0)
Proceeds from sale of property, plant and equipment	3.5	3.5	0.5
Purchase price adjustment (note 18)	4.3	—	26.6
Increase in other assets	(0.4)	(1.3)	(0.9)

Cash flows used by investing activities	(85.8)	(93.0)	(41.8)

Consolidated financial statements

68   Catalyst Paper Corporation
Consolidated statements of cash flows (continued)

Years ended December 31,	06	05	04

(In millions of dollars)
Financing
Increase (decrease) in revolving loan	(6.5)	6.4	(12.5)
Issue of long-term debt	—	—	333.1
Repayment of long-term debt	—	—	(266.1)
Premium and expenses on repayment of long-term debt	—	—	(15.0)
Deferred financing costs	—	0.1	(6.2)
Decrease in other long-term obligations	(33.6)	(32.5)	(30.0)

Cash flows provided (used) by financing activities	(40.1)	(26.0)	3.3

Net increase (decrease) in cash and cash equivalents	35.5	(26.0)	26.0
Cash and cash equivalents at beginning of year	—	26.0	—

Cash and cash equivalents at end of year	$35.5	$—	$26.0

Supplemental information:
Income taxes paid	$2.7	$3.9	$4.3
Net interest paid	71.5	75.3	79.0

The accompanying notes are an integral part of the consolidated financial statements.
Consolidated financial statements

2006 Annual report   69
Consolidated business segments

	Specialty			Corporate
Year ended December 31, 2006	papers	Newsprint	Pulp	adjustments	Consolidated

(In millions of dollars)
Sales to external customers [1]	$918.4	$529.8	$434.3	$—	$1,882.5
Inter-segment sales	—	—	47.2	(47.2)	—
Amortization	94.6	45.8	43.3	—	183.7
Impairment loss on property, plant and equipment (note 8)	0.5	19.1	3.8	—	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	—	3.9
Total assets	1,355.3	737.8	529.5	15.1	2,637.7
Additions to property, plant and equipment	48.4	34.4	10.4	—	93.2

	Specialty			Corporate
Year ended December 31, 2005 [2]	papers	Newsprint	Pulp	adjustments	Consolidated

(In millions of dollars)
Sales to external customers [1]	$900.5	$529.1	$394.3	$—	$1,823.9
Inter-segment sales	—	—	46.6	(46.6)	—
Amortization	91.0	45.8	43.5	—	180.3
Operating earnings (loss)	24.8	12.3	(62.2)	—	(25.1)
Total assets	1,379.1	738.1	560.2	18.5	2,695.9
Additions to property, plant and equipment	49.3	23.6	22.3	—	95.2

	Specialty			Corporate
Year ended December 31, 2004 [2]	papers	Newsprint	Pulp	adjustments	Consolidated

(In millions of dollars)
Sales to external customers [1]	$935.3	$553.1	$389.8	$—	$1,878.2
Inter-segment sales	—	—	89.7	(89.7)	—
Amortization	94.6	49.5	40.0	—	184.1
Operating earnings (loss)	1.0	(4.3)	(28.0)	—	(31.3)
Total assets	1,363.1	741.3	619.8	21.7	2,745.9
Additions to property, plant and equipment	28.2	10.1	29.7	—	68.0

1	See accompanying note 19 to the consolidated financial statements.

2	Effective January 1, 2006, the Company reclassified its containerboard activities to its pulp segment from its specialty papers business segment to reflect the integrated nature of its pulp and containerboard paper operations. Segment information for prior periods has been reclassified to reflect these changes.
Consolidated financial statements

70   Catalyst Paper Corporation
Notes to consolidated financial statements
Amounts expressed in millions of dollars, except where otherwise stated
1   NATURE OF OPERATIONS
Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant newsprint and specialty groundwood paper producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

Specialty Papers	• Manufacture and sale of groundwood specialty printing paper.
Newsprint	• Manufacture and sale of newsprint.
Pulp	• Manufacture and sale of long and short fibre pulp and containerboard (containerboard was previously referred to as kraft paper).
The segments are managed separately, and all manufacturing facilities are located in British Columbia. Inter-segment sales consist of pulp transfers at cost.
The primary market for the Company’s paper products is North America. The primary markets for the Company’s pulp products are Asia, Australasia, and Europe.
2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These measurement differences are described in note 23 “Reconciliation of Canadian and United States generally accepted accounting principles”.
(a)   Basis of consolidation
The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.
(b)   Variable interest entities
Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.
Consolidated financial statements

2006 Annual report   71
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(c)   Use of estimates
The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from estimates.
(d)   Revenue recognition
The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.
(e)   Translation of foreign currencies
The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.
(f)   Derivative financial instruments
The Company uses derivative financial instruments in the management of foreign currency, interest rate and commodity price exposures. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company uses hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments. In order for a derivative to qualify for hedge accounting, the Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.
Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedged item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.
Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Instruments for which hedge accounting does not apply are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Gains and losses, both realized and unrealized, from such instruments that are not designated as hedges are recorded in “Sales”.
Consolidated financial statements

72   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. Realized gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged item in “Sales” or “Cost of sales”. Instruments that are not designated as hedges are included in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet at their fair value. Changes in fair value are recognized in “Sales” or “Cost of sales”.
Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value with changes in fair value recognized in “Foreign exchange gain (loss) on translation of long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.
Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements formally designated as hedges are recognized in “Interest expense, net”, offsetting the interest expense otherwise incurred.
Price risk associated with the price of NBSK pulp is managed through the use of commodity swap agreements. These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Sales”.
Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.
(g)   Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.
(h)   Inventories
Inventories other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.
(i)   Property, plant and equipment
Property, plant and equipment are stated at cost, which includes capitalized interest during construction, less accumulated amortization, including asset impairment charges.
Buildings, machinery and equipment are amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:
•	Buildings	2.5 — 5.0%

•	Pulp and paper machinery and equipment	5.0%
During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing equipment.
Consolidated financial statements

2006 Annual report   73
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.
(j)   Impairment of long-lived assets
Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.
(k)   Environmental costs
Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.
(l)   Asset retirement obligations
Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.
The Company’s obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.
The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.
(m)   Deferred financing costs
Deferred financing costs are included in “Other assets” on the consolidated balance sheet and represent the issuance costs of the Company’s long-term debt. Related amortization is included in “Interest expense, net” on a straight-line basis over the term of the debt.
(n)   Share issue costs
Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.
Consolidated financial statements

74   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(o)   Stock-based compensation and other stock-based payments
The Company uses the fair-value based method of accounting for stock-based payments to key officers and directors and for stock options granted to its employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense.
Deferred share units (“DSU”) settleable in cash are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. DSUs are accounted for as compensation expense and recorded in “Accounts payable and accrued liabilities”.
(p)   Income taxes
Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.
(q)   Deferred credits
Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.
(r)   Employee future benefits
Pensions and other employee future benefits
The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:
•	the cost of benefits provided in exchange for employees’ services rendered during the year

•	the interest cost of benefit obligations

•	the expected long-term return on plan assets based on the fair value for all asset classes

•	gains or losses on settlements or curtailments
Consolidated financial statements

2006 Annual report   75
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
•	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years and

•	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years.
The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.
(s)   Earnings per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.
(t)   Comparative figures
Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.
3   VARIABLE INTEREST ENTITIES
The Company consolidates 100% of Powell River Energy Inc. (“PREI”) in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”. PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company’s 50% interest in PREI, prior to January 1, 2005, was accounted for using the proportionate consolidation method.
The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.
The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company’s paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company’s total distribution costs.
Consolidated financial statements

76   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2006, the principal amount of the mortgage was $11.9 million. This agreement does not increase the Company’s liability beyond the obligation under the building lease.
4   INTEREST EXPENSE, NET
The components of interest expense, net, for the years ended December 31 were as follows:

	06	05	04

Interest on long-term debt	$72.5	$76.8	$78.6
Fixed-to-floating interest rate swaps	(1.2)	(3.9)	(6.8)
Amortization of deferred financing costs	2.9	3.0	3.7
Capitalized interest	—	—	(0.3)
Interest income	(1.3)	(0.9)	(0.4)
Other	0.9	0.7	0.1

	$73.8	$75.7	$74.9

5   INCOME TAXES
The components of income tax recovery for the years ended December 31 were as follows:

	06	05	04

Current	$2.1	$5.0	$3.2
Future	(33.2)	(37.4)	(31.3)
Release of future taxes related to reduction in corporate income tax rates	(22.9)	(14.2)	—

	$(54.0)	$(46.6)	$(28.1)

Consolidated financial statements

2006 Annual report   77
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	06		05		04

Income tax recovery at Canadian statutory income tax rates	$(23.3)	34.1%	$(24.9)	34.8%	$(20.1)	35.5%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	0.8	(1.2)	(2.5)	3.5	(8.1)	14.3
Difference in foreign tax rate	(1.8)	2.6	(2.0)	2.8	(2.3)	4.0
Release of future income taxes related to reduction in corporate income tax rates	(22.9)	33.5	(14.2)	19.8	–	–
Change in the future income tax estimate	(4.5)	6.6	–	–	–	–
Adjustment to deferred credits	1.0	(1.4)	(5.0)	7.0	–	–
Large corporations tax	(0.3)	0.4	3.5	(4.9)	4.3	(7.6)
Other	(3.0)	4.4	(1.5)	2.1	(1.9)	3.3

Income tax recovery	$(54.0)	79.0%	$(46.6)	65.1%	$(28.1)	49.5%

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) were as follows at December 31:

	06	05

Future income tax liabilities
Property, plant and equipment	$396.1	$486.0
Other	92.6	90.4

	488.7	576.4

Future income tax assets
Non-capital loss carry-forwards	(179.4)	(203.2)
Employee future benefits	(60.7)	(64.3)
Other	(10.5)	(13.9)

	(250.6)	(281.4)
Valuation allowance	5.8	5.9

	(244.8)	(275.5)

Net future income tax liability	$243.9	$300.9

Consolidated financial statements

78   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
6   EARNINGS PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	06	05	04

Net earnings (loss) reported	$(15.9)	$(25.6)	$(28.6)
Weighted average shares used in computation of basic earnings per share (in millions)	214.6	214.6	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	—	—	—
Weighted average shares used in computation of diluted earnings per share (in millions)	214.6	214.6	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.07)	$(0.12)	$(0.13)

7   INVENTORIES
The components of inventories were as follows at December 31:

	06	05

Specialty papers	$44.4	$48.9
Newsprint	27.0	23.5
Pulp	26.2	25.0

Total finished goods and work in progress	97.6	97.4
Wood chips, pulp logs and other raw materials	33.0	36.1
Operating and maintenance supplies	114.4	112.2

	$245.0	$245.7

Consolidated financial statements

2006 Annual report   79
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
8   PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment were as follows at December 31:

		Accumulated	Net book
2006	Cost	amortization	value

Buildings and land
Specialty papers and newsprint	$471.4	$158.4	$313.0
Pulp	116.4	54.0	62.4
Machinery and equipment
Specialty papers and newsprint	2,518.9	1,181.4	1,337.5
Pulp	881.1	570.9	310.2

	$3,987.8	$1,964.7	$2,023.1

		Accumulated	Net book
2005	Cost	amortization	value

Buildings and land
Specialty papers and newsprint	$474.3	$149.7	$324.6
Pulp	115.9	50.5	65.4
Machinery and equipment
Specialty papers and newsprint	2,435.2	1,040.3	1,394.9
Pulp	884.6	530.2	354.4

	$3,910.0	$1,770.7	$2,139.3

During the first quarter of 2006, the Company undertook an operational review of its Port Alberni No. 3 paper machine and ancillary assets. Based on this review, the Company decided to permanently close this previously idled paper machine. In accordance with the CICA Handbook Section 3063, “Impairment of Long-lived Assets,” the Company determined that the carrying value of this paper machine and ancillary assets was not recoverable and, accordingly, recorded an impairment loss to write down the machine assets to their estimated fair value. The Company recorded an impairment loss of $19.1 million in its newsprint segment as an amortization expense in the year ended December 31, 2006. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.
Consolidated financial statements

80   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
In addition, the Company recorded an impairment loss of $4.3 million during the current year on assets that were previously idled and where the Company determined the assets would not be used again in the future. The impairment loss is included in amortization expense. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.
During 2006, no interest amount was capitalized in connection with capital projects (2005 — $nil).
9   OTHER ASSETS
The components of other assets were as follows at December 31:

	06	05

Deferred financing costs	$14.9	$18.3
Non-controlling interest (note 3)	15.5	16.4
Deferred charges and other	10.4	5.4

	$40.8	$40.1

10   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows at December 31:

	06	05

Trade accounts payable	$150.8	$142.9
Accrued payroll and related liabilities	85.1	82.5
Pension plans (note 16)	4.5	11.6
Post-retirement benefit plans (note 16)	6.3	5.5
Accrued interest	10.6	10.8
Other	36.0	26.1

	$293.3	$279.4

Consolidated financial statements

2006 Annual report   81
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
11   LONG-TERM DEBT
The Company’s long-term debt, all of which matures beyond one year, was as follows at December 31:

	06	05

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$468.7	$469.4
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.3	291.5
760.0 760.9
	760.0	760.9
Revolving operating facility of up to $350.0 million due July 2009	—	6.5

	760.0	767.4

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	75.0	75.0
Subordinated promissory notes	19.5	19.5

	94.5	94.5

	$854.5	$861.9

In 2006, the maturity of the $350.0 million revolving operating facility (the “Facility”) was extended by one year, to July 2009. Borrowings under the Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company’s credit rating. The interest rates on borrowings under the Facility averaged 7.3% in 2006 (2005 — 5.1%). A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the Facility. Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2006. At December 31, 2006, the Company’s shareholders’ equity was $1,005.8 million (2005 — $1,019.7 million). The Company’s Facility was undrawn at December 31, 2006 and after outstanding letters of credit of $26.4 million, $323.6 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As of December 31, 2006, no such debt has been incurred. The Company’s net debt to net capitalization rate as at December 31, 2006 was 45% (2005 — 46%).
The indentures and agreements governing the Company’s senior notes and the Facility contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and
Consolidated financial statements

82   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
certain transactions with affiliates. At December 31, 2006 and 2005, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 3.0:1 at December 31, 2006 (2005 — 2.0:1). In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments basket under the 8.625% and 7.375% senior notes was negative $72.5 million and negative $47.5 million, respectively, as at December 31, 2006 (2005 — negative $69.1 million and negative $44.1 million, respectively), as a result of accumulated losses in recent years. Under the senior notes covenants, the Company cannot pay dividends unless the balances in these baskets are positive.

	Recourse	Non-recourse
Scheduled long-term debt repayments	debt	debt

2007	$—	$—
2008	—	—
2009	—	75.0
2010	—	—
2011	468.7	—
Thereafter	291.3	19.5

	$760.0	$94.5

Fair value of long-term debt
The following estimated fair values of the Company’s long-term debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	06	05

Recourse	$745.1	$706.1
Non-recourse	96.5	97.3

	$841.6	$803.4

Consolidated financial statements

2006 Annual report   83
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
12   OTHER LONG-TERM OBLIGATIONS
The components of other long-term obligations were as follows at December 31:

	06	05

Pension plans (note 16)	$30.4	$27.8
Other post-retirement benefit plans (note 16)	156.8	143.8
Forward foreign currency contracts hedging long-term debt	4.2	25.2
Deferred gain on termination of interest rate swaps	—	1.1
Environmental, remedial and other	23.3	11.8

	$214.7	$209.7

13   DEFERRED CREDITS
Continuity of deferred credits for the years ended December 31 was as follows:

	06	05

Beginning of year	$24.3	$27.5
Net price adjustment related to acquired tax losses	1.4	2.4
Adjustment related to utilization of acquired tax losses	1.0	(5.0)
Adjustment resulting from reduction in corporate income tax rates	(1.2)	(0.6)

End of year	$25.5	$24.3

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited (“FCL”), a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. In 2006, the Company recorded an adjustment of $1.4 million, net of taxes of $0.2 million on the interest component (2005 — net $2.4 million), reflecting a reduction to the purchase price.
Consolidated financial statements

84   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
14   SHARE CAPITAL
(a)	Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)	Issued and outstanding

	06		05
	Shares	$	Shares	$

Issued and outstanding:
Common shares	214,604,120	913.6	214,604,120	913.6

15   STOCK-BASED COMPENSATION PLANS
(a)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. Options granted prior to January 31, 2003, have a term of five years and the options granted thereafter have a term of ten years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange (“TSX”) during the ten consecutive trading days preceding the date on which a determination of Market Price is required under the Plan. The Plan provides for the issuance of up to a maximum of 10.0 million common shares.

The Company applies the fair value method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. For the year ended December 31, 2006, the Company recorded $2.0 million as an expense for the stock-based compensation plans (2005 — $2.2 million; 2004 — $2.5 million).

The fair value of share options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	06	05	04

Risk-free interest rate	4.0%	3.7%	4.5%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.6%	30.3%	28.3%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$1.02	$1.11	$1.50

Consolidated financial statements

2006 Annual report   85
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Changes in the number of options outstanding during the years ended December 31, were as follows:

	06		05		04
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

		(in dollars)		(in dollars)		(in dollars)
Beginning of year	8,409,500	$5.00	5,951,333	$5.62	4,495,500	$6.07
Granted	1,836,000	3.37	2,886,000	3.58	1,637,500	4.39
Exercised	—	—	—	—	—	—
Expired or cancelled	(2,074,500)	6.08	(427,833)	4.14	(181,667)	5.67

End of year	8,171,000	$4.35	8,409,500	$5.00	5,951,333	$5.62

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise	Accelerated
Exercise prices	options	option life	price	options	price	price

		(years)	(in dollars)		(in dollars)	(in dollars)
$7.13	830,500	0.1	$7.13	830,500	$7.13	$10.00
5.25	1,536,000	0.8	5.25	1,536,000	5.25	7.54
5.81	20,000	1.1	5.81	20,000	5.81	8.35
4.39	1,358,333	7.1	4.39	905,554	4.39	6.30
3.62	2,310,167	8.0	3.62	770,056	3.62	5.20
3.18	220,000	8.5	3.18	73,333	3.18	4.57
3.31	60,000	8.6	3.31	20,000	3.31	4.75
3.39	1,532,000	9.1	3.39	—	3.39	4.87
3.29	304,000	9.3	3.29	—	3.29	4.72

	8,171,000	5.9	$4.35	4,155,443	$5.09	$ 7.27

Consolidated financial statements

86   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(b)	Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors. Under the terms of this plan, directors may elect to receive their annual remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. In 2006, the Company recognized $0.9 million in expense (2005 — $0.6 million) related to DSUs. As at December 31, 2006, 448,533 DSUs were outstanding under this plan (2005 — 320,982 DSUs) and approximately $1.5 million was payable (2005 — $1.0 million).
16   EMPLOYEE FUTURE BENEFITS
Description of benefit plans

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.
The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.
The Company also maintains pension benefits for hourly employees that are not covered by union pension plans.
The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.
Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2006, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $33.9 million (2005 — $32.3 million).
Consolidated financial statements

2006 Annual report   87
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.
Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	06	05	06	05

Accrued benefit obligations at beginning of year	$364.9	$335.4	$216.8	$178.2
Service cost for the year	6.9	5.4	5.6	4.2
Interest cost	17.8	19.4	10.9	10.7
Employee contributions	0.4	0.4	—	—
Benefit payments	(27.7)	(26.9)	(6.1)	(5.2)
Actuarial loss (gain) and other adjustments	14.2	31.2	0.4	28.9

Accrued benefit obligations balance at end of year	$376.5	$364.9	$227.6	$216.8

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	06	05	06	05

Fair value of defined benefit plan assets at beginning of year	$250.8	$233.3	$0.2	$—
Actual return on plan assets	37.7	21.4	—	—
Employee contributions	0.4	0.4	—	—
Company contributions	22.3	22.3	6.1	5.3
Other	—	0.3	—	—
Benefit payments	(27.7)	(26.9)	(6.3)	(5.1)

Fair value of defined benefit plan assets at end of year	$283.5	$250.8	$—	$0.2

Consolidated financial statements

88   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	06	05

Equity securities	59.4%	59.3%
Fixed income securities	40.6%	40.7%

Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2006 and 2005. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
As at December 31, 2006, there was a total funding deficit of $93.0 million (2005 — $114.1 million) in the Company’s various defined benefit pension plans. Of this amount, $39.9 million (2005 — $69.7 million) related to funded defined benefit pension plans and $53.1 million (2005 — $44.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $227.6 million at December 31, 2006 (2005 — $216.6 million).

	Pension benefit plans		Other benefit plans
	06	05	06	05

Accrued benefit obligation at end of year	$376.5	$364.9	$227.6	$216.8
Fair value of plan assets at end of year	283.5	250.8	—	0.2

Funded status-deficit	(93.0)	(114.1)	(227.6)	(216.6)
Unrecognized past service costs	0.1	0.2	(1.9)	(2.1)
Unrecognized actuarial losses	59.8	74.7	66.4	69.4

Accrued benefit obligation recognized in the consolidated balance sheets	$(33.1)	$(39.2)	$(163.1)	$(149.3)

Consolidated financial statements

2006 Annual report   89
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	06	05	06	05

Other assets	$1.8	$0.2	$—	$—
Accounts payable and accrued liabilities	(4.5)	(11.6)	(6.3)	(5.5)
Other long-term obligations	(30.4)	(27.8)	(156.8)	(143.8)

	$(33.1)	$(39.2)	$(163.1)	$(149.3)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	06	05	04

Defined benefit costs
Service cost for the year	$6.9	$5.4	$4.5
Interest cost	17.8	19.4	19.8
Actual return on assets	(37.7)	(21.4)	(23.9)
Actuarial (gain)/loss	14.2	31.2	9.0
Difference between actual and expected return	20.3	4.6	7.8
Difference between actual and recognized actuarial (gain)/loss	(7.7)	(28.5)	(5.7)
Difference between actual and recognized prior service costs	—	0.1	0.2
Amortization of transitional balance	—	0.1	(0.3)

	13.8	10.9	11.4

Defined contribution cost
Service cost for the year	5.5	5.1	5.2

Net periodic benefit cost for pension benefit plans	$19.3	$16.0	$16.6

Consolidated financial statements

90   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated

Other benefit plans	06	05	04

Defined benefit costs
Service cost for the year	$ 5.6	$ 4.2	$ 4.3
Interest cost	10.9	10.7	11.2
Actuarial (gain)/loss	0.4	28.9	(15.2)
Difference between actual and recognized actuarial (gain)/loss	3.0	(27.1)	17.8
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)

Net periodic benefit cost for other benefit plans	$ 19.7	$ 16.5	$ 17.9

Multi-employer pension plans

Unionized employees of the Company are members of industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $18.0 million in 2006 (2005 — $18.3 million; 2004 — $18.4 million).
Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	06	05

Benefit obligations at December 31,
Discount rate	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%
Net expense for year ended December 31,
Discount rate	5.00%	6.00%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.00%	7.25%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	9.00%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%
Dental benefits
Dental care cost trend rate	4.50%	5.00%
Medical services plan benefits
Premium trend rate	2.00%	2.00%

Consolidated financial statements

2006 Annual report   91
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2006.

	Other benefit plans
	Increase	Decrease

Total of service and interest cost	$3.6	$(2.8)
Accrued benefit obligation at December 31	$41.6	$(33.0)

17   FINANCIAL INSTRUMENTS
Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.
(a)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased options		Sold options		Forward contracts
	Notional	Average	Notional	Average	Notional	Average
	US$	rate	US$	rate	US$	rate
Term	millions	C$/US$	millions	C$/US$	millions	C$/US$

As at December 31, 2006
0 to 12 months	$485	1.1073	$205	1.1620	$109	1.1459
13 to 24 months	34	1.1133	32	1.1238	—	—

	$519	1.1077	$237	1.1569	$109	1.1459

As at December 31, 2005
0 to 12 months	$450	1.1930	$232	1.2899	$60	1.1705
13 to 24 months	50	1.1447	—	—	—	—

	$500	1.1881	$232	1.2899	$60	1.1705

Consolidated financial statements

92   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”. At December 31, 2006, instruments having a notional principal of US$385 million are designated as hedging instruments and instruments of US$243 million are marked to market, where the related gains and losses are recognized as “Sales”. At period-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $3.8 million, of which $6.0 million is included in “Prepaids and other”, $3.0 million is included in “Accounts payable and accrued liabilities”, and the remaining negative $6.8 million is not yet recorded in the financial statements.

At December 31, 2006, commodity swap agreements to fix the sales price on NBSK pulp within the next 12 months are outstanding for 8,800 metric tonnes (mt) at a weighted average PIX price of US$702 per mt. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.3 million at the end of 2006.

(b)	Cost risk management instruments

Oil and gas contracts outstanding were as follows:

	Oil contracts		Natural gas contracts		Natural gas contracts
	(Fixed WTI		(Fixed AECO/		(Purchased AECO
	NYMEX price)		Sumas price)		call options)
	Barrels	Average		Average		Average
	(“bbls”)	rate	MMBTU	rate US$/	MMBTU	rate US$/
	(000’s)	US$/bbl	(millions)	MMBTU	(millions)	MMBTU

As at December 31, 2006
0 to 12 months	30	$31.55	1.0	$7.54	0.3	$7.16
13 to 36 months	—	—	—	—	—	--

	30	$31.55	1.0	$7.54	0.3	$7.16

As at December 31, 2005
0 to 12 months	20	$23.30	0.2	$6.67	—	$—
13 to 36 months	30	31.55	—	—	—	—

	50	$28.25	0.2	$6.67	—	$—

The above instruments are not designated as hedging instruments for accounting purposes and are reported under “Accounts payable and accrued liabilities” on the balance sheet at their fair value. At period-end contract rates, the net amount the Company would pay to settle these commodity swaps is $0.6 million, all of which is included in “Accounts payable and accrued liabilities” and has been recognized in “Cost of sales”.

Consolidated financial statements

2006 Annual report   93
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts and options to acquire U.S. dollars totalling US$23.0 million over a 5-year period at rates averaging C$/US$1.3486. These instruments are not designated as hedging instruments for accounting purposes and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $4.0 million.

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$100.0 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense. At period end rates, the net amount the Company would receive to settle these contracts is $1.2 million.

(e)	Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, and obtains bank letters of credit for some export markets or customers.

The Company is exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.
Consolidated financial statements

94    Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(f)	Fair value

Estimated fair values of financial instruments, which differ from carrying values, were as follows at December 31:

	06		05
	Carrying value	Fair value	Carrying value	Fair value

Forward contracts and options hedging future U.S. dollar receipts	$3.0	$(3.8)	$13.1	$23.6
Instruments related to long-term debt risk management
Forward contracts to buy U.S. dollars	(4.2)	(4.0)	(25.2)	(24.3)
Fixed to floating interest swaps	—	1.2	—	0.4

     The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.
18 RELATED PARTY TRANSACTIONS
Related parties include Third Avenue Management LLC (“TAM”), which has control or direction over client accounts holding approximately 38% of the Company’s common shares, effective October 23, 2006. The Company has not undertaken any transactions with TAM during the year ended December 31, 2006.
Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company until the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture effective October 1, 2005. After the dissolution, the Company returned to marketing its specialty papers directly to North American customers.
Consolidated financial statements

2006 Annual report   95
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	06	05	04

Norske Skog
Selling, general and administrative	$0.2	$0.1	$0.1
Accounts receivable	—	2.7	—
Norske Skog North America LLC
Commission expenses	—	4.4	4.8
Net loss	—	0.1	0.1
Investment (US$0.5 million)	—	0.8	0.8

The Company has entered into agency and distribution agreements with affiliates of Norske Skog whereby all sales of the Company’s newsprint and specialty papers in certain international markets are effected through affiliates of Norske Skog. For the period ended February 16, 2006, product sales to these affiliates were $13.6 million (2005 — $118.1 million; 2004 — $121.7 million). These transactions are in accordance with normal third-party trade practices.
In prior years, the Company acquired from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. At December 31, 2006, there was no outstanding balance with respect to such adjustments (2005 — $2.7 million; 2004 — nil). During 2006, the Company collected $4.3 million in respect of the adjustments. The $4.3 million was comprised of the $2.7 million accounts receivable at December 31, 2005 and a further adjustment and interest totalling $1.6 million.
The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2006, the Company paid aggregate fees of approximately $0.4 million (2005 — nil; 2004 — $0.4 million) primarily for legal services to companies affiliated with a director of the Company. The Company charged the costs to “Selling, general and administrative” expenses. The Company also paid $3.9 million (2005 — $1.8 million; 2004 — less than $0.1 million) primarily for chemicals used in the manufacturing process to a company affiliated with an officer and director of the Company. The Company charged these costs to “Cost of sales”.
The Company has advanced interest-free loans to its officers. As at December 31, 2006, the balance outstanding was $0.1 million (2005 — $0.4 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.
Consolidated financial statements

96    Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
19   SEGMENTED INFORMATION
The Company operates in three business segments:

Specialty papers	•	Manufacture and sale of groundwood specialty printing paper.
Newsprint	•	Manufacture and sale of newsprint.
Pulp	•	Manufacture and sale of long and short fibre pulp and containerboard (containerboard was previously referred to as kraft paper).
Effective January 1, 2006, the Company reclassified its containerboard activities to its pulp segment from its specialty papers business segment to reflect the integrated nature of its pulp and containerboard paper operations. Segment information for prior periods has been reclassified to reflect these changes.
The accounting policies of the segments are the same as described in the Summary of Significant Accounting Policies in note 2. Segment performance is evaluated based on operating earnings (loss). Inter segment sales consist of pulp transfers at cost.

2006 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total

Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and Other	1.0	0.4	126.2	127.6

	$918.4	$529.8	$434.3	$1,882.5

2005 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total

Canada	$91.7	$85.2	$19.8	$196.7
United States	743.6	269.3	37.5	1,050.4
Asia and Australasia	24.4	108.1	150.2	282.7
Latin America	39.9	66.1	41.9	147.9
Europe and Other	0.9	0.4	144.9	146.2

	$900.5	$529.1	$394.3	$1,823.9

Consolidated financial statements

2006 Annual report   97
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated

2004 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total

Canada	$89.8	$80.7	$27.4	$197.9
United States	713.6	283.0	37.0	1,033.6
Asia and Australasia	63.6	115.4	162.8	341.8
Latin America	53.5	74.0	39.3	166.8
Europe and Other	14.8	—	123.3	138.1

	$935.3	$553.1	$389.8	$1,878.2

20    COMMITMENTS
(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2007	$13.1
2008	11.3
2009	10.1
2010	9.2
2011	8.8
Subsequent years	39.5

$92.0

The total lease expense amounted to $13.0 million in 2006 (2005 — $13.8 million; 2004 — $14.5 million).

(b)	The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products. The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month. Total purchases in 2006 amounted to $0.9 million. At current market rates, the Company is expected to pay approximately $1.6 million per year for the duration of the contract.

Consolidated financial statements

98   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
21    GUARANTEES AND INDEMNITIES
The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:
(a)	The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

(b)	In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)	The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2006, the value of the mortgage was $11.9 million (2005 — $13.0 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.
Consolidated financial statements

2006 Annual report   99
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
22    CONTINGENT LIABILITIES
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2006, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.
Change of control agreements

Refer to “Subsequent Event” (note 24) related to the Amended and Restated Change of Control Agreements (“Agreements”) with the Company’s President and Chief Executive Officer and Vice-President Finance and Chief Financial Officer.
The Company has entered into Agreements dated April 28, 2006 with seven other key senior officers of the Company whereby if such senior officers’ employment is terminated by the Company without cause or through constructive dismissal within a two-year period after the change of control date, he or she will be entitled to a two-year termination leave. Under the Agreements, the Company would be obligated to pay approximately $3.7 million with additional pension contributions of $0.4 million. The recent acquisition by TAM of control or direction over an additional 39 million common shares of the Company constitutes a change of control under the Agreements.
Class action lawsuits

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers, in several United States class action lawsuits brought by direct and indirect purchasers alleging an ongoing conspiracy to fix prices of magazine and other publication papers. In late 2006, the European Commission reportedly completed its investigation. The Company was also conditionally dismissed from the class action brought against it by direct purchasers. The Company remains a defendant in class actions brought by indirect purchasers. The Company believes there is no merit to the lawsuits with respect to the Company, but will nonetheless continue to incur related costs to defend itself.
Consolidated financial statements

100   Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
23    RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets.
Net earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 under Canadian GAAP to U.S. GAAP:

	06	05	04

Net earnings (loss) in accordance with Canadian GAAP	$(15.9)	$(25.6)	$(28.6)
U.S. dollar revenue hedges (a)	(9.4)	(32.4)	(22.8)
U.S. dollar long-term debt hedges (b)	(0.7)	(1.5)	(3.0)
Fixed to floating interest swaps (c)	(0.8)	(3.4)	(5.4)
Commodity swaps (d)	—	(0.3)	(3.3)
Stock based compensation expense	—	—	(0.6)
Income tax impact of above items	1.1	12.8	11.7

Net earnings (loss) in accordance with U.S. GAAP	(25.7)	(50.4)	(52.0)
Other comprehensive income:
Minimum pension liability adjustment, net of future income taxes of $3.6 million (2005 — $7.0 million; 2004 — $1.5 million) (e)	7.9	(14.0)	(2.9)
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $5.2 million (a)	(11.3)	—	—
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $2.8 million (a) (2005 — $2.4 million)	6.1	4.5	—

Comprehensive income (loss) in accordance with U.S. GAAP	$(23.0)	$(59.9)	$(54.9)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.12)	(0.23)	(0.24)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	$214.6	$214.6	$214.6

Consolidated financial statements

2006 Annual report    101
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP.

	06	05

Prepaids and other — Canadian GAAP	$15.4	$24.1
U.S. dollar revenue hedges	(6.1)	10.5
Fixed-to-floating interest swaps	1.2	0.4

Prepaids and other — U.S. GAAP	$10.5	$35.0

Other assets — Canadian GAAP	$40.8	$40.1
Employee future benefits	(1.5)	—

Other assets — U.S. GAAP	$39.3	$40.1

Accounts payable and accrued liabilities — Canadian GAAP	$293.3	$279.4
U.S. dollar revenue hedges	0.7	—
Employee future benefits	(0.1)	—

Accounts payable and accrued liabilities — U.S. GAAP	$293.9	$279.4

Long-term debt — Canadian GAAP	$854.5	$861.9
Fixed-to-floating interest swaps	0.6	0.1

Long-term debt — U.S. GAAP	$855.1	$862.0

Other long-term obligations — Canadian GAAP	$214.7	$209.7
Employee future benefits	121.9	63.8
U.S. dollar long-term debt hedges	(0.2)	(0.9)
Cancelled interest rate swaps	—	(1.1)

Other long-term obligations — U.S. GAAP	$336.4	$271.5

Future income taxes — Canadian GAAP	$243.9	$300.9
Tax effect of employee future benefits adjustment	(40.6)	(22.5)
Tax effect of effective portion of U.S. dollar revenue hedges	(2.1)	2.4
Tax effect of other adjustments	2.6	2.2

Future income taxes — U.S. GAAP	$203.8	$283.0

Consolidated financial statements

102    Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated

	06	05

Shareholders’ equity — Canadian GAAP	$1,005.8	$1,019.7
U.S. dollar revenue hedges	(6.8)	10.5
U.S. dollar long-term debt hedges	0.2	0.9
Fixed-to-floating interest swaps	0.6	1.4
Employee future benefits	(123.3)	(63.8)
Tax effect of employee future benefits adjustment	40.6	22.5
Tax effect of effective portion of U.S. dollar revenue hedges	2.1	(2.4)
Tax effect of other adjustments	(2.6)	(2.2)

Shareholders’ equity — U.S. GAAP	$916.6	$986.6

Accumulated other comprehensive income — Canadian GAAP	$—	$—
U.S. dollar revenue hedges	(0.7)	4.5
Employee future benefits — adoption of FAS 158	(49.0)	—
Employee future benefits — minimum pension liability	(33.7)	(41.6)

Accumulated other comprehensive income — U.S. GAAP	$(83.4)	$(37.1)

(a)	U.S. dollar revenue hedges

Under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that are designated as hedges are recognized concurrently with the hedged revenue in “Sales”. Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes. Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP. For U.S. GAAP purchases, undesignated contracts are recorded at fair value with changes recognized in income. Designated contracts are recorded at fair value with changes in fair value during the period of designation recorded in other comprehensive income, net of tax, until the hedged item is recognized.

(b)	U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.
Consolidated financial statements

2006 Annual report   103
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(c)	Fixed to floating interest swaps

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense.

During 2003, the Company terminated prior to their maturity, certain interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d)	Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e)	Employee future benefits

Under U.S. GAAP, for years ended December 31, 2006 and prior, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income (loss). Canadian GAAP has no such requirement to record a minimum liability.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”. This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. Additional disclosures are also required. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This statement also requires the measurement of the funded status of a plan as of the balance sheet date, effective for fiscal years ending after December 15, 2008. The Company adopted this standard on December 31, 2006, and this resulted in a decrease to other assets of $1.5 million and an increase to other long-term obligations of $69.6 million at December 31, 2006.

(f)	Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.
Consolidated financial statements

104    Catalyst Paper Corporation
Notes to consolidated financial statements (continued)
Amounts expressed in millions of dollars, except where otherwise stated
(g)	Future income taxes

Income taxes for the year ended December 31, 2006 include a release of future income taxes related to the reduction in future federal corporate income tax rate.

(h)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the U.S. GAAP does not allow sub-totals within cash flows provided by operations.

Cash flows associated with hedging instruments are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.

(i)	Accounting standard issued but not yet implemented

FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes” is effective for fiscal years beginning after December 15, 2006. FIN 48 uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50% likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. The Company is currently in the process of evaluating the impact of this new accounting standard on its financial position, results of operations and cash flows.
24 SUBSEQUENT EVENT
On January 15, 2007, the Company’s board of directors announced that it has accepted the resignations of Russell J. Horner, President and Chief Executive Officer, and Ralph Leverton, Vice-President, Finance and Chief Financial Officer who have elected to exercise the Agreements. The recent acquisition by TAM of control or direction over an additional 39 million common shares of the Company, exceeding a 25% threshold established under the Agreements with the Company, constituted a change of control under the Agreements. Under the terms of the Agreements, Mr. Horner and Mr. Leverton are entitled to receive change of control and pension benefits totalling $4.8 million and $1.6 million, respectively, on the date their employment ends. Mr. Horner’s employment is expected to end following completion by the Company of its annual statutory filings (expected to be mid-February) and Mr. Leverton’s employment is expected to end March 28, 2007. The Company will record these costs in the first quarter of 2007.
Consolidated financial statements

2006  Annual report   105
Consolidated statements of earnings

Years ended December 31,	06	05	04	03	02

(Audited and in millions of dollars)
Sales [1]	$1,882.5	$1,823.9	$1,878.2	$1,820.5	$1,704.0
Operating expenses
Cost of sales [1]	1,609.3	1,611.0	1,674.9	1,687.5	1,582.1
Selling, general and administrative	62.2	57.7	50.5	54.7	65.3
Amortization	207.1	180.3	184.1	189.9	178.5

	1,878.6	1,849.0	1,909.5	1,932.1	1,825.9

Operating earnings (loss)	3.9	(25.1)	(31.3)	(111.6)	(121.9)
Foreign exchange gain (loss) on translation of long-term debt	(0.3)	24.7	53.5	58.2	12.3
Write-down of property, plant and equipment	—	—	—	(14.2)	—
Loss on repayment of long-term debt	—	—	(5.2)
Other income (expense), net	1.8	4.5	1.2	(3.9)	(13.3)
Interest income (expense), net	(73.8)	(75.7)	(74.9)	(75.0)	(76.2)

Earnings (loss) before income taxes and non-controlling interest	(68.4)	(71.6)	(56.7)	(146.5)	(199.1)
Income tax expense (recovery)	(54.0)	(46.6)	(28.1)	(62.0)	(75.8)

Net earnings (loss) before non-controlling interest	(14.4)	(25.0)	(28.6)	(84.5)	(123.3)
Non-controlling interest	(1.5)	(0.6)	—	—	—

Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)

1	Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants Section 1100 “Generally Accepted Accounting Principles” (“GAAP”) recommendations which defines use of alternative sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP. Historically, the Company recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs have been reclassified from “Sales” to “Cost of sales”.
Supplementary information

106    Catalyst Paper Corporation
Consolidated statements of cash flows

Years ended December 31,	06	05	04	03	02

(Audited and in millions of dollars)
Cash provided (used) by:
Operations
Net earnings (loss)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)
Items not requiring (providing) cash Amortization	183.7	180.3	184.1	189.9	178.5
Impairment loss on property, plant and equipment	23.4
Future income taxes	(56.1)	(51.6)	(31.3)	(67.9)	(91.5)
Increase in other long-term obligations	40.5	24.7	23.5	17.5	19.8
Foreign exchange loss (gain) on translation of long-term debt	0.3	(24.7)	(53.5)	(58.2)	(12.3)
Non-controlling interest	1.5	0.6	—	—	—
Write-down of property, plant and equipment	—	—	—	14.2	—
Loss on sale of Mackenzie pulp operations	—	—	—	—	—
Write-off of deferred financing costs	—	—	—	—	15.8
Loss on repayment of long-term debt	—	—	5.2	—	—
Other	(7.4)	0.8	(10.5)	(10.9)	(7.6)

	170.0	104.5	88.9	0.1	(20.6)
Changes in non-cash working capital	(8.6)	(11.5)	(24.4)	22.4	25.8

Cash flows provided by operations	161.4	93.0	64.5	22.5	5.2

Investing
Acquisition of paper recycling business	—	—	—	(32.1)	—
Additions to property, plant and equipment	(93.2)	(95.2)	(68.0)	(81.4)	(82.2)
Proceeds from sale of marketable securities	—	—	—	—	39.2
Proceeds from sale of property, plant and equipment	3.5	3.5	0.5	0.4	1.5
Proceeds from termination of interest rate swaps	—	—	—	15.9	3.4
Purchase price adjustment	4.3	—	26.6	—	—
Decrease (increase) in other assets	(0.4)	(1.3)	(0.9)	1.1	(4.4)

Cash flows used by investing activities	(85.8)	(93.0)	(41.8)	(96.1)	(42.5)

Supplementary information

2006  Annual report   107
Consolidated statements of cash flows (continued)

Years ended December 31,	06	05	04	03	02

(Audited and in millions of dollars)
Financing
Issue of common shares, net of share issue costs	—	—	—	(0.1)	208.1
Increase (decrease) in revolving loan	(6.5)	6.4	(12.5)	(105.7)	119.1
Issue of long-term debt	—	—	333.1	212.7	—
Repayment of long-term debt	—	—	(266.1)	—	(386.7)
Premium and expenses on repayment of long-term debt	—	—	(15.0)	—	—
Decrease in other long-term obligations	(33.6)	(32.5)	(30.0)	(27.7)	(8.0)
Deferred financing costs	—	0.1	(6.2)	(5.6)	—

Cash flows provided (used) by financing activities	(40.1)	(26.0)	3.3	73.6	(67.5)

Net increase (decrease) in cash and cash equivalents	35.5	(26.0)	26.0	—	(104.8)
Cash and cash equivalents at beginning of year	—	26.0	—	—	104.8

Cash and cash equivalents at end of year	$35.5	$—	$26.0	$—	$—

Supplementary information

108   Catalyst Paper Corporation
Consolidated balance sheets

As at December 31,	06	05	04	03	02

(Audited and in millions of dollars)
Assets
Current assets
Cash and cash equivalents	$35.5	$—	$26.0	$—	$—
Accounts receivable	277.9	246.7	236.8	238.2	279.1
Inventories	245.0	245.7	258.1	235.9	242.7
Prepaids and other	15.4	24.1	24.6	21.9	9.2

	573.8	516.5	545.5	496.0	531.0
Property, plant and equipment	2,023.1	2,139.3	2,172.9	2,290.2	2,326.6
Other assets	40.8	40.1	27.5	30.2	39.5

	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$293.3	$279.4	$285.5	$267.3	$303.7
Long-term debt	854.5	861.9	823.6	845.8	886.2
Other long-term obligations	214.7	209.7	233.6	249.8	177.0
Future income taxes/deferred credits	269.4	325.2	360.4	384.3	405.5

	$1,631.9	$1,676.2	$1,703.1	$1,747.2	$1,772.4

Shareholder’s equity
Share capital	913.6	913.6	913.6	913.6	884.6
Contributed surplus	9.3	7.3	4.8	—	—
Retained earnings	82.9	98.8	124.4	155.6	240.1

	1,005.8	1,019.7	1,042.8	1,069.2	1,124.7

	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1

Supplementary information

2006  Annual report   109
Other financial and operation information

Years ended December 31,	06	05	04	03	02

(In millions of dollars, except where otherwise stated)
Selected financial information
EBITDA [1]	$211.0	$155.2	$152.8	$78.3	$56.6
EBITDA margin [2]	11.2%	8.5%	8.1%	4.3%	3.3%
Weighted average common shares outstanding (in millions)	214.6	214.6	214.6	206.6	193.4
Basic and diluted earnings (loss) per share (in dollars)	$(0.07)	$(0.12)	$(0.13)	$(0.41)	$(0.64)
Working capital [3]	$280.3	$237.1	$260.0	$228.7	$227.3
Current assets to current liabilities [3]	1.95	1.85	1.91	1.75	1.75
Total debt to total capitalization [4,5]	46%	46%	44%	44%	44%
Net debt to net capitalization [6,7]	45%	46%	43%	44%	44%
Common shares outstanding at end of year (in millions)	214.6	214.6	214.6	214.6	205.9
Book value per share (in dollars)	$4.69	$4.75	$4.86	$4.98	$5.46

Share prices
High	$3.60	$4.26	$4.95	$6.06	$7.70
Low	2.40	2.40	3.30	2.93	4.65
Close	3.55	3.07	3.77	4.17	5.45

Benchmark prices [8]
SC-A paper, 35 lb. (US$ per ton)	$788	$769	$713	$675	$669
LWC paper, No. 5, 40 lb. (US$ per ton)	836	847	726	688	678
Telephone directory paper, 22.1 lb. (US$ per ton)	721	675	650	654	695
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	649	600	544	493	456
NBSK pulp, Northern Europe delivery (US$ per tonne)	681	611	618	525	458
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per tonne)	673	608	591	547	570

Sales (000 tonnes) [9]
Specialty paper	990	943	994	967	848
Newsprint	699	707	755	769	750
Pulp	626	603	528	539	493

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.

2	EBITDA margin is defined as EBITDA as a percentage of sales.

3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.

4	Total debt comprises long-term debt, including current portion.

5	Total capitalization comprises total debt and shareholders’ equity.

6	Net debt comprises total debt less cash on hand.

7	Net capitalization comprises net debt and shareholders’ equity.

8	Benchmark selling prices are sourced from RISI.

9	Effective January 1, 2006, the Company reclassified containerboard to its pulp segment from its specialty paper segment. Prior period comparatives have been reclassified to reflect this change.
Supplementary information

110   Catalyst Paper Corporation
Corporate information
Corporate office
Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, BC
V6C 3R8
Tel: 604-654-4000
www.catalystpaper.com
Operations
Crofton Division
PO Box 70
Crofton, BC
V0R 1R0
Tel: 250-246-6100
Elk Falls Division
PO Box 2000
Campbell River, BC
V9W 5C9
Tel: 250-287-5200
Port Alberni Division
4000 Stamp Avenue
Port Alberni, BC
V9Y 5J7
Tel: 250-723-2161
Powell River Division
6270 Yew Street
Powell River, BC
V8A 4K1
Tel: 604-483-3722
Paper Recycling Division
1050 United Boulevard
Coquitlam, BC
V3K 6V4
Tel: 604-525-5734
Investor information
Annual meeting
The annual meeting of
shareholders will be held
on Wednesday, March 28,
2007 at 2 p.m. at the
Fairmont Waterfront Hotel
in Vancouver, British
Columbia.
Transfer agent and registrar
CIBC Mellon Trust Company
at its principal offices in
Vancouver and Toronto.
Auditors
KPMG LLP
Vancouver, BC
Share information
Common Shares
(symbol: CTL)
The Toronto Stock Exchange
Investor relations contact
Ralph Leverton
Vice-President, Finance and
Chief Financial Officer
Tel: 604-654-4319
Annual and quarterly reports
For copies of annual and
quarterly reports contact:
Tel: 604-654-4319
Fax: 604-654-4070
Corporate information

2006  Annual report   111
Sales and marketing contacts
Catalyst Paper Corporation
16th Floor
250 Howe Street
Vancouver, BC
V6C 3R8
James E. Armitage
Tel: 604-654-4979
Fax: 604-654-4331
Jim Bayles
International Sales
Tel: 604-654-4921
Fax: 604-654-4331
Peter Hart
Pulp Sales
Tel: 604-654-4991
Fax: 604-654-4331
Catalyst Paper (USA) Inc.
2101 4th Avenue, Suite 1950
Seattle, WA 98121
USA
Tel: 206-838-2070
Fax: 206-838-2071
Tom Crowley
Specialty Sales
Paul Gordon
Directory and Kraft Paper
Tim Duncan
Newspaper Publisher Sales
Corporate information

112   Catalyst Paper Corporation
Board of directors
Keith Purchase, Chair
West Vancouver, BC
Corporate Director
Russell J. Horner
Vancouver, BC
President and
Chief Executive Officer,
Catalyst Paper Corporation
Thomas S. Chambers
Vancouver, BC
President,
Senior Partner Services Ltd.
Gary Collins
Vancouver, BC
President and
Chief Executive Officer,
Harmony Airways Limited
Michel Desbiens
Beaconsfield, Quebec
Corporate Director
Benjamin Duster IV
New York, New York
Senior Advisor,
Watermark Advisors
Neal P. Goldman
New York, New York
Corporate Director
Brian Kenning
Vancouver, B.C.
Corporate Director
and Director of Brascan
Asset Management
Advisory Board
Jeffrey Marshall
Toronto, Ontario
Chairman, Smith Marshall
William P. Rosenfeld,
Deputy Chair
Toronto, Ontario
Counsel, Goodmans LLP
David Unruh
West Vancouver, BC
Corporate Director
Amit Wadhwaney
New York, New York
Portfolio Manager
and Senior Research Analyst,
Third Avenue Management, LLC
Officers
Keith Purchase
Chair of the Board
Russell J. Horner
President and
Chief Executive Officer
James E. Armitage
Senior Vice-President,
Sales and Marketing
Lyn Brown
Vice-President, Corporate
Affairs and Social Responsibility
W.R. (Ron) Buchhorn
Senior Vice-President,
Operations
Ralph Leverton
Vice-President, Finance and
Chief Financial Officer
Robert H. Lindstrom
Vice-President, Supply Chain
William P. Rosenfeld
Deputy Chair of the Board
Ferio Pugliese
Vice-President, Human Resources
Valerie Seager
Vice-President and
General Counsel
Peter M. Staiger
Treasurer
Corporate information

Production notes
This annual report is printed entirely on lighter basis weight papers manufactured by Catalyst Paper. Catalyst was one of the first companies to engineer and manufacture lighter basis weight papers, which require less fibre, fewer chemicals and less energy to manufacture and use less energy to transport, thereby reducing emissions.
Cover printed on 205 gsm Chromiumliner containing 100% certified wood fibre and produced at Catalyst’s Elk Falls mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard. Chromiumliner is a bleached linerboard used by customers who require pure whiteness for graphics on commercial packaging.
Inside pages printed on 66.5 gsm Electrastar 80, containing 100% certified wood fibre and produced at Catalyst’s Powell River mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard.
Printed by Blanchette Press, Richmond, British Columbia using inks that comply with CONEG regulations for heavy metal content and that are formulated to contain vegetable-derived raw materials including soya, canola and linseed oils and resins based on rosin derived from the gum of pine and fir trees.

Boiler
MARKET LEADING
END TO END
performance efficiency
FOCUS
INNOVATIVE
PEOPLE ARE IMPORTANT.
CONSISTENTLY RELIABLE PAPER

Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, BC V6C 3R8 604-654-4000 www.catalystpaper.com